UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

File No. 24-10030

Date Filed: ____________

02065649

FORM 1-A
AMENDMENT NO. 1 TO PRELIMINARY REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

Greenbriar Founders, L.L.C.
(Exact Name Of Issuer As Specified In Its Charter)

NOV 27 2002

Pennsylvania
(State or other jurisdiction of incorporation or organization)

56 Ledgerock Road
Mohnton, Pennsylvania 19540
(610) 777-9705
(Address, including zip code, and telephone number, including area code of issuer's principal executive offices)

PROCESSED
NOV 29 2002
THOMSON FINANCIAL

Harold L. Styer, Jr.
56 Ledgerock Road
Mohnton, Pennsylvania 19540
(610) 777-9705
(Name, address, including zip code, and telephone number, including area code, of agent for service)

With Copy to:
David W. Swartz, Esquire
Frank M. Macerato, Esquire
Stevens & Lee, P.C.
111 North Sixth Street
Reading, Pennsylvania 19603
(610) 478-2184

7997	23-3084961
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

PART I
NOTIFICATION

Item 1. Significant Parties

(a) Managers of Greenbriar Founders, L.L.C.

Harold L. Styer, Jr.
John H. Broadbent, Jr.
Andrew Maier, II

The business address of each manager is:

56 Ledgerock Road
Mohnton, Pennsylvania 19540

The residential address of each manager is:

Harold L. Styer, Jr.
2 Chardonnay Circle
Mohnton, PA 19540

John H. Broadbent, Jr.
1 Chestnut Hill Drive
Mohnton, PA 19540

Andrew Maier, II
108 Brookfield Lane
Reading, PA 19607

(b) Officers of Greenbriar Founders, L.L.C.

Harold L. Styer, Jr., President
Andrew Maier, II, Secretary and Treasurer

The business address of each officer is:

56 Ledgerock Road
Mohnton, Pennsylvania 19540

The residential address of each officer is:

Harold L. Styer, Jr.
2 Chardonnay Circle
Mohnton, PA 19540

Andrew Maier, II
108 Brookfield Lane
Reading, PA 19607

(c) Not applicable.

(d) Harold L. Styer, Jr., John H. Broadbent, Jr. and Andrew Maier, II are each record owners of 5 percent (5%) or more of a class of Greenbriar Founders equity securities.

(e) Harold L. Styer, Jr., John H. Broadbent, Jr. and Andrew Maier, II are each beneficial owners of 5 percent (5%) or more of a class of Greenbriar Founders equity securities.

(f) There are no promoters in connection with this offering.

(g) Greenbriar Founders, L.L.C. has no corporate parent or subsidiaries. Each manager owns one-third (⅓) of the outstanding Class A Membership Interests.

(h) Stevens & Lee, P.C., 111 North Sixth Street, Reading, Pennsylvania 19603, is counsel to the issuer.

(i) There is no underwriter with respect to this offering.

(j) Not applicable.

(k) Not applicable.

(l) Not applicable.

(m) Not applicable.

Item 2. Application of Rule 262

No persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

Item 3. Affiliate Sales

Not applicable

Item 4. Jurisdictions in Which Securities Are to be Offered

Greenbriar Founders, L.L.C. is making this securities offering in the following jurisdiction: Pennsylvania. The securities are being offered for sale directly by the Company. There are no underwriters, brokers or dealers involved in this Offering.

Item 5. Unregistered Securities Issued or Sold Within One Year

(a) Greenbriar Founders, L.L.C. sold Class A and Class B Membership Interests to the following within one year prior to the date of this offering circular, for an aggregate offering price of $1,725,000 (3 Class A

Membership Interests at $250,000 per interest and 13 Class B Membership Interests at $75,000 per interest). These sales did not involve any public offering and were undertaken in reliance on the exemption from registration set forth in Section 4(2) of the Securities Act of 1933 pursuant to Regulation D promulgated thereunder. The recipients of the securities delivered appropriate investor representations to Greenbriar Founders, L.L.C. and consented to the imposition of restrictive legends on the certificates evidencing the security.

Sold To	Membership Interests Sold
Harold L. Styer, Jr., Manager	One (1) Class A Membership Interest
John H. Broadbent, Jr., Manager	One (1) Class A Membership Interest
Andrew Maier, II, Manager	One (1) Class A Membership Interest
Bruce P. Bengtson, Investor	One (1) Class B Membership Interest
David G. Hafer, Investor	One (1) Class B Membership Interest
David D. Rothermel, Investor	One (1) Class B Membership Interest
John F. Lutz, Investor	One (1) Class B Membership Interest
Robert D. Keeler, Investor	One (1) Class B Membership Interest
Robert J. Longenecker, Investor	One (1) Class B Membership Interest
Benjamin S. Brubacher, Investor	One (1) Class B Membership Interest
Emanuel M. Lapp, Investor	One (1) Class B Membership Interest
Leon S. Myers, Investor	One (1) Class B Membership Interest
Richard M. Palmer, Jr., Investor	One (1) Class B Membership Interest
Richard B. Burkey, Investor	One (1) Class B Membership Interest
Salvatore M. Cutrona, Investor	One (1) Class B Membership Interest
Jay S. Sidhu, Investor	One (1) Class B Membership Interest

Item 6. Other Present or Proposed Offerings

There are no other present or proposed offerings.

Item 7. Marketing Arrangements

(a) There is no arrangement: to limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution; to stabilize the market for any of the securities to be offered; or for withholding commissions with respect to the distribution of these securities.

(b) Not applicable.

Item 8. Relationship with Issuer of Experts Named in Offering Statement

The experts named in this offering statement: (i) were not employed on a contingent basis; (ii) do not have a material interest in Greenbriar Founders, L.L.C.; and (iii) are not connected with Greenbriar Founders, L.L.C. as a promoter, underwriter, voting trustee, director, officer or employee.

Item 9. Use of a Solicitation of Interest Document

Neither a written document nor a broadcast script was used prior to the filing of this notification.

PART II
OFFERING CIRCULAR

An offering statement pursuant to Regulation A relating to these securities has been filed with the Securities and Exchange Commission. Information contained in this Preliminary Offering Circular is subject to completion or amendment. These securities may not be sold nor may offers to buy be accepted prior to the time an offering circular which is not designated as a Preliminary Offering Circular is delivered and the offering statement filed with the Commission becomes qualified. This Preliminary Offering Circular shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sales of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the laws of any such state.

GREENBRIAR FOUNDERS, L.L.C.
56 Ledgerock Road
Mohnton, Pennsylvania 19540
(610) 777-9705

Amendment No. 1 to Preliminary Offering Circular
Dated November 18, 2002
A Minimum of $3,000,000 and a Maximum of
$5,000,000 Class C Membership Interests

Greenbriar Founders, L.L.C. (sometimes referred to as the "Company") is offering a minimum of $3,000,000 and a maximum of $5,000,000 Class C Membership Interests. The Class C Membership Interests will be sold at prices ranging from $28,000 per membership interest to $40,000 per membership interest based on when such membership interest is purchased. The first fifty (50) Class C Membership Interests purchased will be sold at $28,000 per membership interest, the second fifty (50) Class C Membership Interests purchased will be sold at $32,000 per membership interest; and the final fifty (50) Class C Membership Interests purchased will be sold at a price of $40,000 per membership interest. Each Class C Membership Interest will include a non-separable Class C Membership in Ledgerock Golf Club, a private golf club which is described in this offering circular.

The offering commenced on October 3, 2002, and will terminate at 5:00 p.m. Eastern Standard Time on March 31, 2003, unless extended at the sole discretion of the board of managers of the Company. Pricing for the membership interests will be based on the date that the purchaser fully commits to purchasing such membership interest in accordance with the pricing set forth in the prior paragraph. The Company will hold all funds of subscribers in an interest-bearing escrow account at First Union National Bank until it has raised at least $3,000,000 by selling not less than one hundred (100) Class C Membership Interests. If the Company fails to raise at least $3,000,000 pursuant to this offering, all funds will be returned promptly with interest accrued thereon without deduction for expenses (including commissions, fees or salaries).

Each Class C Member will be entitled to one vote on all matters that affect only Class C Members. In matters which affect all classes of Members, each Class C Member will be entitled to one (1) vote, each Class A Member will be entitled to ten (10) votes, and each Class B Member will be entitled to three (3) votes. Under no circumstance is any Member permitted to cumulate his/her votes.

See "Risk Factors" beginning on page 7 to read about the risks that you should consider before buying these membership interests.

Each purchaser of the Class C Membership Interests will be required to become a party to the Company's Second Amended and Restated Operating Agreement (the "Operating Agreement") which, among other things, places restrictions on the transfer of these membership interests until the Company has 230 Members, and then only with the prior written consent of the Company.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY INTERESTS OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE MEMBERSHIP INTERESTS ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE SECURITIES AND EXCHANGE COMMISSION; HOWEVER THE SECURITIES AND EXCHANGE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE MEMBERSHIP INTEREST OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISPROVED THESE INTERESTS OR DETERMINED THAT THIS OFFERING CIRCULAR IS TRUTHFUL OR COMPLETE. ANYONE WHO TELLS YOU OTHERWISE IS COMMITTING A CRIME.

	Price to public	Underwriting discount and commissions	Proceeds to issuer (1)
First 50 Interests sold	$28,000	Not applicable	$1,400,000
Second 50 Interests sold	$32,000	Not applicable	$1,600,000
Third 50 Interests sold	$40,000	Not applicable	$2,000,000
Total minimum (100 Interests).....	$3,000,000	Not applicable	$3,000,000
Total maximum (150 Interests)....	$5,000,000	Not applicable	$5,000,000

(1) Excludes total expenses of this offering estimated to be $60,000.

For assistance, please contact Harold Styer at (610) 777-9705.
The date of this offering circular is __________ __, 2002.

Table of Contents

SUMMARY

The following information is a summary of the significant terms of this offering and of the Class C Membership Interests. You should carefully read this offering circular to understand fully the terms of the membership interests and the Company's operating agreement, as well as the other considerations that are important to you in making a decision about whether to invest in the membership interests. You should pay special attention to the *"Risk Factors"* section beginning on page 7 of this offering circular to determine whether an investment in the membership interests is appropriate for you. *In particular, you should note that the Company has had limited operating history, has not earned a profit, and has no experience in developing or managing golf courses.*

The Company

Greenbriar Founders, L.L.C .... 56 Ledgerock Road Mohnton, Pennsylvania 19540 (610) 777-9705	Greenbriar Founders, L.L.C. is a Pennsylvania limited liability company. The Company was formed on June 4, 2001, and has conducted limited operations to date. The purpose of the Company is to create, construct, own, and operate an upscale, private golf club including a championship quality golf course to be designed by Rees Jones, Inc., extensive practice areas and a clubhouse. The golf course and related facilities will be known as "Ledgerock Golf Club." As of the date of this offering, the Company has acquired approximately 210 contiguous acres of land, and Rees Jones, Inc. has prepared a preliminary routing for the proposed golf course on this property. Once sufficient capital has been raised, the Company intends to negotiate and execute contracts with architects, engineers, and necessary consultants related to the project; secure necessary governmental approvals; arrange and complete engineering, topographical and other surveys; acquire rights to purchase certain additional real estate; oversee golf course and related facilities construction; and hire experienced personnel to supervise maintenance of the golf course. The foregoing activities are referred to in this offering circular as Phase I of the project, and the construction of a future clubhouse is referred to as Phase II of the project. Construction of the golf course could begin in March 2003 so as to permit an opening date for the golf club in 2004. The Company intends to manage the day-to-day operations of the golf club.
Ledgerock Golf Club....................	The Company intends to develop and operate Ledgerock Golf Club as an upscale, private golf club with a championship caliber golf course designed by Rees Jones, Inc. The Company expects to complement this golf course with excellent practice facilities and a future clubhouse providing a superb environment for social activities for members and their guests.

On March 16, 2001, the Company's founders (the "Founders"), Messrs. Styer, Broadbent and Maier, entered into an agreement with Rees Jones, Inc. pursuant to which Rees Jones agreed to be responsible for the design and planning of the golf course. A few of the courses designed by Rees Jones, Inc. include Ocean Forest Golf Club, Atlantic Golf Club, Pinehurst #7 and Sandpines Golf Club.

Ledgerock Golf Club intends to offer four (4) levels of Golf Club Memberships:

- Class A – Family;
- Class B – Individual and Spouse;
- Class C – Individual (and limited corporate); and
- Class D – Social Membership Without Golfing Privileges.

The Class A – Family and Class B – Individual and Spouse Golf Club Memberships are reserved for Members holding Class A and Class B Membership Interests in the Company, respectively. Except for ten (10) Class C Golf Club Memberships which will be available to corporations or business enterprises, the Class C – Individual Memberships will be individual memberships. Each person purchasing a Class C Membership Interest in the Company will receive a Class C – Individual Membership in the golf club, and the first ten (10) corporations or business enterprises purchasing a Class C Membership Interest in the Company will receive a Class C – Corporate Membership in the golf club.

The Offering

Securities Offered.......................... Greenbriar Founders, L.L.C. is offering between a minimum of $3.0 million and a maximum of $5.0 million Class C Membership Interests at the purchase prices described below. If the $3.0 million minimum is not sold by the expiration date, your funds will be promptly returned to you with interest and without deduction for expenses (including commissions, fees or salaries).

Offering Price.............................. The first fifty (50) Class C Membership Interests will be offered at $28,000 per membership interest; the second fifty (50) Class C Membership Interests will be offered at $32,000 per membership interest; and the final fifty (50) Class C Membership Interests will be offered at $40,000 per membership interest. The purchase price for a Class C Membership Interest will be determined based on the time when the purchaser deposits at least $10,000 toward the purchase price for such membership interest with the Company and executes the Company's subscription agreement.

Golf Club Membership	Each Class C Membership Interest in the company includes a non-separable Class C Membership to Ledgerock Golf Club. Members of Ledgerock Golf Club will have certain rights, privileges and obligations including the obligation to pay certain annual dues. See "Business of Greenbriar Founders, L.L.C. – Description of Golf Club Memberships and Fees."
How to Subscribe for Interests	You may subscribe for a Class C Membership Interest by completing and signing the subscription agreement included with this Offering Circular and delivering it to the Company, together with a signed Signature Page and Joinder to Operating Agreement either a non-refundable deposit of at least $10,000 in the case of the first one hundred (100) membership interests sold, or the full purchase price in the case of the remaining fifty (50) membership interests sold, by the expiration date. Your deposit will be held in an interest bearing escrow account at First Union National Bank and is not refundable unless the Company fails to sell $3,000,000 of membership interests, in which case your deposit will be returned to you with interest accrued thereon without deduction for expenses (including commissions, fees or salaries). Upon signing the subscription agreement, you are legally obligated to pay the balance of the purchase price for the membership interest on the earlier of (a) March 31, 2003, or (b) a date within thirty (30) days from the date of notice from the Company that it has sold at least $3,000,000 in membership interest. In no event will such amount be due prior to December 31, 2002.
Financing Your Purchase..............	First Union National Bank has agreed to provide financing to qualified individuals for the purchase of a Class C Membership Interest. You should contact Mr. Jeffrey Rush at First Union National Bank at (610) 655-2897 for the terms and conditions of such financing. Greenbriar Founders, L.L.C. makes no representations or guarantees regarding whether you qualify for such financing.
Use of Proceeds	Greenbriar Founders, L.L.C. intends to use the net proceeds of this offering primarily for construction of the golf course and related facilities, and for the payment of priority returns to investors holding Class A and Class B Membership Interests. See "Use of Proceeds."
Escrow Agent	First Union National Bank will act as the escrow agent for the

offering.

The Company's Operating Agreement

Operating Agreement .... Each person holding a Class C Membership Interest will be a Class C Member of the Greenbriar Founders, L.L.C. and will be required to sign a joinder to the Company's Operating Agreement, a copy of which is enclosed with this offering circular and the terms of which are summarized below. See "Operating Agreement of Greenbriar Founders, L.L.C." for further details regarding this agreement.

Capital Account .... A "capital account" will be established for each Member initially in an amount equal to the price paid by such Member for his/her Class C Membership Interest. Such capital account will be adjusted from time to time to reflect allocations of the Company's income, gain, loss, deduction and non-deductible expenses allocated to such Member. Any subsequent sale of additional Class C Membership Interests following the completion of this offering would result in a reduction in the allocation to each Member.

Distributions................................ The Members are entitled to receive cash distributions from the Company if and when made as described below. See " - Priority." The board of managers of the Company has sole discretion regarding whether to distribute cash to the Members, and may, but is not obligated, to make periodic distributions of cash to the Members to fund the tax obligations of such Members incurred in connection with allocations of profit or gain, if any.

Taxable Income............................ Because the Company has elected to be treated as a partnership for federal and state tax purposes, the Members may have taxable income that is not accompanied by cash distributions unless the board of managers elects to make such distributions. See " - Distributions" and " - Priority" and "Tax Considerations."

Priority... The Operating Agreement provides that, to the extent that cash is distributed to the Members in any fiscal year, the distribution will be made in the following amounts and priorities:

- first, to each of the Members in proportion to their respective capital accounts in an amount sufficient to enable such Members to pay all federal and Pennsylvania income taxes on their share of the Company's items of income, gain, loss, deduction and credit, if any, for such fiscal year;

- second, to each of the Class A and Class B Members until each such Member has received a priority return in the aggregate amount of $175,000 per Member, in the case of Class A Members, and in the aggregate amount of $50,000 per Member, in the case of Class B Members; and

- finally, at such time as the Class A and B Members have received priority distributions equal to $175,000 and $50,000 in the aggregate, respectively, distributions, if made, will be allocated to each of the Members in proportion to their respective capital accounts .

Capital Calls.................................. Members may be required to contribute additional capital to the Company at a future date, provided that such capital call is approved by an affirmative vote of seventy-five (75%) of the total votes that can be cast by all Members. The failure of any Member to pay the capital contribution by the prescribed deadline will constitute grounds for disciplinary action by the Company, which may include suspension from Ledgerock Golf Club. In addition, the Company is authorized to place a lien against the membership interest of any Member who fails to make any additional capital contribution that has been authorized by the Members.

Management/Election of Managers.. The Company will be managed by a board of managers consisting of not less than five (5) and not more than nine (9) members, as determined from time to time by the board of managers. The Board currently has three (3) members who were elected by the Class A Members, and the Class B Members will be electing two (2) additional managers by December 16, 2002. The method for electing the balance of the managers, if any, will be determined by the then – current managers at the time such positions are authorized.

Restrictions on Transferability of the Class C Membership Interests.. There are restrictions on the transferability of the Class C Membership Interests. Except in the event of death, such membership interests may not be transferred until Ledgerock Golf Club has a minimum of 230 members. Thereafter, transfers must be made in accordance with federal and state securities laws. Membership interests may be transferred, subject to certain restrictions, to family members, to the

Company, to other members and to any party with the prior consent of the Company.

Member's Voting Rights.......... Matters submitted to a vote of Members require the affirmative vote of a majority of the votes represented at a meeting for approval. In matters that affect only one class of Members, each Member within the affected class will be entitled to one vote on each issue. In matters affecting all classes, each Class A Member will be entitled to ten (10) votes, each Class B Member will be entitled to three (3) votes, and each Class C Member will be entitled to one (1) vote. Therefore, the Class A and Class B Members, collectively, will control 32% of the total votes permitted to be cast upon the completion of this offering of 150 Class C Membership Interests and 20% of the total votes permitted to be cast if the entire 284 Class C Membership Interests are eventually offered and sold.

RISK FACTORS

The securities described herein are speculative in nature and involve a high degree of risk. The securities should be purchased only by investors who can afford to lose their entire investment. Therefore, each prospective investor should, prior to purchase, consider very carefully the following risk factors, all of which should be considered important, as well as all of the other information set forth elsewhere in this offering circular.

Company Risk Factors

Even if the maximum amount of this offering is sold, Ledgerock Golf Course may never be completed if sufficient additional funds are not raised.

No assurances can be given that the proceeds of this offering will provide sufficient funding for Phase I of the project. Even if all of the Class C Membership Interests available in this offering are sold, the Company will need additional capital in order to complete Phase I of the project and will require substantial additional capital to complete Phase II of the project. No assurances can be given that the Company will be able to complete the project or that the project can be completed at the estimated costs. The Company expects that it will need an additional $700,000 to complete Phase I of the project and $3,000,000 to complete Phase II. The Company expects to obtain these additional funds by increasing its existing line of credit, obtaining additional loans and selling additional Class C Membership Interests.

Because essentially all of the proceeds of this offering will be used to build Ledgerock Golf Course, the Company's financial performance will suffer if Ledgerock Golf Club is unsuccessful and, therefore, the value of the membership interests would be negatively impacted.

Except for the payment of certain priority returns of up to $470,000, the Company will invest the entire net proceeds of this offering in Ledgerock Golf Club. See "Use of Proceeds." Because the Company does not intend to diversify its investments, the financial performance of the Company is solely dependent on the success of the Company in developing and operating Ledgerock Golf Club, with which neither the Company nor its managers have any experience. If Ledgerock Golf Course is not successful, the Company's financial performance and the value of the Class C Membership Interests will be negatively impacted.

Because the Company has limited operating history, it is difficult to evaluate the Company's business and future prospects.

Evaluation of the Company is difficult because of its limited operating history. The Company was formed on June 4, 2001, and only has conducted extremely limited operations to date. Because the Company is in an early stage of development, its prospects are difficult to predict and may change rapidly. When making an investment decision, investors should consider the risks, expenses and difficulties that the Company may encounter or incur as a young Company in a very competitive market. Its business strategy may not be successful, and the Company may not successfully address these risks.

Significant competition within the golf club's market or insufficient demand for membership interests in the Company could reduce anticipated revenues, increase the Company's operating costs and impede the Company's ability to raise capital.

A complete, formal market study has not been conducted of residents in the golf club's primary market area to assess the potential demand for, or extent of interest in becoming a member of, Ledgerock Golf Club. No independent study has been done to determine whether there is likely to be a sufficient number of persons who will seek membership in the club. As a result, if the Company is unable to sell as many membership interests as it anticipates, the Company will need to rely on more expensive debt financing to fund completion of Phase I and Phase II, and anticipated revenues, in the form of annual fees, will not materialize.

The delay or failure of the Company to receive all of the regulatory approvals required to develop the Company's property into a golf course may delay the anticipated schedule or force the Company to significantly alter its plans.

Under the zoning ordinance of Cumru Township (where the Company's Property is located), using the property of the Company as a golf course is a conditional permitted use that is allowed upon approval of the site plan. Such use may be conditioned by the Township, if approved. It will be necessary for the Company to appear before the Planning Commission and Township Commissioners of Cumru Township to obtain final approval for the use of the property as a golf course. Land development approval for the construction of the golf course will also require approvals from the Township Commissioners of Cumru Township, the County Health Department, the Pennsylvania Department of Environmental Resources and other governmental authorities. No assurances can be given that the site plan will be approved, that the conditions imposed by the Cumru Township will be acceptable to the Company, or that the Company will be successful in its efforts to obtain approval for the construction of the golf club from the necessary regulatory authorities. The Company initiated the regulatory approval process in mid-2001, and expects that it may take until the end of May 2003 to get final regulatory approval.

The Company's failure to obtain additional funds on satisfactory terms or to obtain such funds at all may adversely affect the Company's schedule, its ability to construct Ledgerock Golf Club, and the financial performance of the Company.

The Company estimates that completion of Phase I of the project will require total funds of approximately $9,765,000, and completion of Phase II is expected to require additional funds of approximately $3,000,000 for the construction of a new clubhouse. In addition to the funds the Company anticipates raising in this offering, the funds provided by loans from the founders of the Company, the previous sale of Class A and Class B Membership Interests and a recently approved $300,000 commercial line of credit, it is anticipated that the of capital required to complete the project, estimated at $3,700,000, will come from borrowings and from the sale of additional Class C Membership Interests in the Company in a second, subsequent offering. No assurances can be given that the Company will be able to sell a sufficient number of Class C Membership Interests at the prices at which the Company anticipates such membership interests will be offered to complete the development the project. In the event that the proceeds of this offering are insufficient to fund all of the capital required in Phase I of the project, the Company will seek additional debt financing to complete Phase I. No assurances can be given, however, that debt financing will be available in sufficient amounts or on satisfactory terms to permit completion of Phase I. In the event that such additional funds are not raised, investors in this offering could lose their entire investment.

Numerous factors beyond the Company's control could delay or increase the cost of the project, which may adversely affect the success of the Company and the value of the membership interests and could cause the Company to increase its charges, including the annual fee paid by its Members.

Apart from the risks associated with funding the development of the project, completion of the construction of the golf course and related facilities are also subject to factors which may be beyond the control of the Company, including strikes or delays, increases in the cost or the availability of goods, materials or services, unforeseen problems which require capital expenditures to resolve or environmental considerations. Such factors may result in increased costs, delays and a corresponding reduction in the Company's working capital. The presence of one or more of these factors could adversely affect the success of the Company, negatively impact the value of the Class C Membership Interests and cause the Company to increase the fees it charges to Members, including the annual fee paid by the Members. In addition, such factors may result in the absence of alternative capital resources and/or the liquidation of the Company.

Because the Company's Operating Agreement restricts transferability of the membership interests and there is no public trading market for such securities, each investor may be required to hold his/her membership interest indefinitely.

The terms of the Company's Operating Agreement limit the ability of a holder to transfer his membership interest. Because of these restrictions on transferability, each investor is subject to the risk that he will be required to hold his membership interest indefinitely. There is no public market for any of the Company's securities, including the Class C Membership Interests being offered hereby, and it is extremely unlikely that any public market will develop. Therefore, each investor should be prepared to hold his Class C Membership Interest indefinitely.

The Company has not made any distributions to date and future distributions to the Class C Members are unlikely.

To date the Company has not made any distributions of cash or other assets to purchasers of membership interests and, with certain exceptions, has no plans to do so in the future. Except for tax liability distributions to the Members and priority returns to the Class A and B Members, the Company expects that any operating profits will be used primarily to improve the quality of its facilities and, secondarily, to reduce fees applicable to Ledgerock Golf Club members. As a result, Class C Members may not receive any cash distributions other than distributions which are needed to pay additional tax burdens as a result of your ownership of a Class C Membership Interest.

Although there will be a maximum of two hundred and eighty-four (284) Class C Members, the Class A and Class B Members, collectively, have the right to elect at least five (5) of the Company's possible nine (9) managers and, therefore, the Class A and Class B Members will control the Company's board of managers and the operations of the Company.

The Company's Operating Agreement provides for a board of managers consisting of up to nine (9) individuals, three (3) of which are elected by the Class A Members, and two (2) of which are elected by the Class B Members. Because the Operating Agreement provides that majority vote is deemed to be the action of the board, the Class A and Class B Members, collectively, control the Company except where action by the Members is required. The Class C Members currently have no right to elect any managers of the Company and will have no representation on the board of managers unless and until the board of managers decides to permit such election some time in the future.

Because each Class A and Class B Member has ten (10) and three (3) votes, respectively, and you will only have one (1) vote in matters affecting all classes of Members, each individual Class C Member may have less impact on matters requiring a vote of Members than a Class A or B Member.

Each Class A, Class B and Class C Member has ten (10), three (3) and one (1) vote(s), respectively, in matters which the Members have the right to vote and which affect all classes of Members. As a result, the sixteen (16) Class A and Class B Members, voting together, will control 41% of the total vote entitled to be cast on matters which all Members vote together, if the minimum number of Class C Membership Interests are sold, and 32% of the total vote entitled to be cast on matters which all Members vote together, if the maximum number of Class C Membership Interests are sold. Accordingly, each Class A and Class B Member may be able to exert a proportionately greater influence and control on matters requiring Member approval than a Class C Member, and may be able to more easily cause the Company to take action which as individual Class C Member might not find in his or her best interest.

Under certain conditions, the Company has the right to make a capital call from the Members. The failure to pay such capital call will constitute grounds for disciplinary action by the Company, including the possibility of suspension from Ledgerock Golf Club and/or a lien being placed on your membership interest.

The Company's Operating Agreement provides that Members may be required to contribute additional capital to the Company at a future date, provided that such a capital call is approved by an affirmative vote of seventy-five (75%) of the total votes that can be cast by all Members. Depending upon the number of Members of each class at such time, in such a vote, Class A Members collectively will be entitled to thirty (30) votes; Class B Members collectively will be entitled to thirty-nine (39) votes; and Class C Members would be entitled to up to two hundred eighty-four (284) votes. Subsequent to the sale of all 150 Class C Membership Interests offered hereby, the Class A and Class B Members would control 32% of the total number of votes entitled to be cast in any vote deciding on whether to require a capital call.

If subsequent offerings are made, you will have your equity interest in the Company diluted, which may adversely affect the amount of cash distributions, if any, made to you and the value of your membership interest.

As previously noted, following the completion of this offering, the Company will require additional capital and intends to offer additional Class C Memberships in a subsequent offering. The equity contributions from the purchasers of such Class C Membership Interests will result in a dilution of the equity interest in the Company held by you and other purchasers of Class C Membership Interests in this offering and hence will reduce the allocation of cash distributions that may be made by the Company to you and such purchasers. Such reduction in equity could adversely affect the value of your Class C Membership Interest.

Because the Class A and Class B Members are entitled to a priority return, the Class C Members will not receive cash distributions (other than tax distributions), if any, until such priority returns are satisfied.

Except for priority tax distribution payments made to each Member in proportion to their capital account, to the extent that the Company distributes cash to the Members, each of the Class A and Class B Members are entitled to a priority return of their capital until the time that such Members have received a return of $175,000 and $50,000, respectively. As a result, the Class C Members will receive no cash distribution until a total of $1,175,000 in priority distributions (in addition to priority tax distributions to all Members) have been made to the Class A and Class B Members.

The loss of one or more of the Founders could adversely affect the Company and, therefore, the value of your membership interests.

Although none of the Founders has any experience in developing or managing a golf course, the loss of one or more of the Founders could have an adverse impact on the Company. In the short term, it is the initiative and desire of the Founders that is providing the momentum for the project. A loss of one or more Founders could significantly slow down or halt progress. In the long term, the loss of one or more Founders could impact the economics of the Company. Because none of the Founders are being paid for their services to the Company, in the event of a loss of a Founder, the Company may be required to hire one or more professional managers, at a significant cost to the Company.

The failure of Rees Jones, Inc. to design the golf course or the failure of the course to achieve a "top 100" ranking could adversely affect the Company's ability to market Ledgerock Golf Club, which may adversely affect the success of the Company and negatively impact the value of your membership interests.

If Rees Jones, Inc. breaches its agreement to design Ledgerock or if Ledgerock fails to achieve a "top 100" ranking, then the Company's ability to attract members may be severely hampered. If the former were to occur, the Company would be required to either find a comparable designer, probably at significant delay to the project, or use a less renowned designer and probably reduce the price and other fees associated with new memberships. If the latter were to occur, the value of your Class C Membership Interest would probably decline.

Tax Risk Factors

You may have taxable income that is not accompanied by cash distribution, which may result in an increased tax burden to you.

Under principles of partnership tax accounting that will apply to the Company, you, as a purchaser of a Class C Membership Interest, could be required to pay federal income tax and, in some cases, state and local taxes on your allocable share of the Company's income even if the Company does not distribute cash to you. In particular, the Company may have taxable income from operations, but be unable to make cash distributions to its Members due to the need to use such cash to pay Company indebtedness and/or to reinvest in Company operations. Further, in the event of financial difficulties with the project and a foreclosure of any mortgage or loans that the Company may have obtained, you could be required to recognize taxable gain upon which tax is payable, even though the Company would be unable to make a distribution of cash to you.

If the Company is treated as a corporation rather than a partnership for tax purposes, cash available for distribution and the after-tax return on investment to Members will be substantially reduced.

The income tax consequences described herein of an investment in a Class C Membership Interest depends on our classification as a partnership, and not as a corporation or a "publicly traded partnership," for federal income tax purposes. No ruling from the Internal Revenue Service ("IRS") as to our status has been or is expected to be requested. We are instead relying on the opinion of Stevens & Lee, P.C., our tax counsel, to such effect, which opinion is not binding on the IRS. The opinion of our tax counsel is based on our representations to tax counsel that (i) we will not elect to be classified or taxed as a corporation, and (ii) we will comply with the provisions of our Operating Agreement and applicable law. Nevertheless, counsel's opinion is limited to the period of time that precedes the first date on which we have 230 Members.

If we were classified as a corporation or a "publicly traded partnership" for federal income tax purposes, we would be required to pay tax on our income at corporate tax rates (currently a maximum 35% federal rate), distributions to our Members would generally be taxed a second time as corporate distributions, and no income, gains, losses or deductions would flow through to our Members. Because a tax would be imposed upon us as an entity, the cash available for utilization in our business or distribution to our Members would be substantially reduced. Treatment of us as a corporation could cause a material reduction in the anticipated after-tax return to our Members and a corresponding reduction in the value of the membership interests.

We cannot guarantee that the law will not be changed so as to cause us to be treated as a corporation for federal income tax purposes or otherwise to be subject to entity-level taxation.

Under certain circumstances, you may not be able to deduct your share of the Company's losses.

In the case of members subject to the passive loss rules (generally, individuals, estates, trusts, personal service corporations and closely held corporations), any losses generated by us will only be available to offset our future income and, in certain cases, to offset income from other passive activities. Unused losses may be deducted when you dispose of your membership interest in a fully taxable transaction with an unrelated party. Your share of our net passive income may be offset by unused losses from us carried over from prior years and, in certain cases, by losses from other passive activities.

The deductibility of losses will also be limited to the extent you are not deemed "at risk" with respect to our activities or in the event the activities of the Company are determined not to be engaged in for profit. In addition, individual taxpayers may be subject to limitations on their ability to deduct their share of separately stated Company expenses.

Your tax gain or loss on disposition of your membership interest could be different than expected.

If you sell your membership interest, you will recognize gain or loss equal to the difference between the amount realized, including your share of our nonrecourse liabilities, and your adjusted tax basis in your membership interest. Prior distributions in excess of cumulative net taxable income allocated to your membership interest which decreased your tax basis in such membership interest will, in effect, become taxable income if your membership interest is sold at a price greater than your tax basis in such membership interest, even if the price is less than the membership interest's original cost. A portion of the amount realized, whether or not representing gain, may be ordinary income. Furthermore, should the IRS successfully contest some conventions used by us, you could recognize more gain on the sale of your membership interest than would be the case under those conventions, without the benefit of decreased income in prior years.

Audits of the Company's tax returns could subject you to an audit and result in increased tax liability.

We will furnish you with a Schedule K-1 that sets forth your allocable share of income, gains, losses and deductions. In preparing these schedules, we will use various accounting and reporting conventions and adopt various depreciation and amortization methods. We cannot guarantee that these schedules will yield a result that conforms to statutory or regulatory requirements or to administrative pronouncements of the IRS. Further, our tax return may be audited, which could result in an audit of your individual tax return and increase your liability for taxes because of adjustments resulting from the audit.

Because you own a membership interest in the Company, you may be required to file additional tax returns and incur additional tax liabilities.

In addition to United States federal income taxes, you will likely be subject to other taxes, such as state and local taxes, unincorporated business taxes and estate, inheritance or intangible taxes that are imposed by the various jurisdictions in which you reside or in which we do business or own property. You may be required to file state and local income tax returns and pay state and local income taxes in a jurisdiction in which we do business or own property and may be subject to penalties for failure to comply with those requirements. It is your responsibility to file all applicable United States federal, state and local tax returns. Our tax counsel has not rendered an opinion on the tax consequences of your investment in us other than with regard to the United States federal income tax consequences.

You may have negative tax consequences if we default on our debt or sell our assets.

If we default on any of our debt, the lenders will have the right to sue us for non-payment. This could cause an investment loss and negative tax consequences for you through the realization of taxable income by you without a corresponding cash distribution. Likewise, if we were to dispose of assets and realize a taxable gain while there is substantial debt outstanding and proceeds of the sale were applied to the debt, you could have increased taxable income without a corresponding cash distribution.

RECENT DEVELOPMENTS

On September 16, 2002, the Company completed a private offering in which the Company received commitments for a total of $1.725 million by selling three (3) Class A and thirteen (13) Class B Membership Interests. The Class A Membership Interests were sold at a price of $250,000 per interest, and the Class B Membership Interests at a price of $75,000 per interest. Each Class B Member paid the Company $25,000 for his Class B Membership interest at or prior to such time, and committed to paying the balance of the purchase price (i.e. $50,000 per membership interest) at the closing of this offering. See "Management of Greenbriar Founders, L.L.C. – Transactions with Management – Transactions with Class B Members."

On November 18, 2002, Mr. Styer transferred his ownership interest in the Hoster property to the Company. See "Management of Greenbriar Founders, L.L.C. – Transactions with Management – Hoster Property."

On November 18, 2002, the Company entered into a loan agreement with First Union National Association whereby First union has agreed to provide the Company with a $300,000 line of credit. The line of credit is at an interest rate of prime plus 0.5%, is secured by a mortgage on the Company's real property and provides for monthly interest-only payments until June 30, 2003, at which time the loan matures and all principal is due. The Company expects that it will apply to extend, and possibly increase, the line of credit at or prior to such time.

USE OF PROCEEDS

The following table sets forth the anticipated sources and uses of funds being raised in this offering assuming that only the minimum amount of Membership Interests are sold ($3,000,000), and that the offering is fully subscribed ($5,000,000):

	Minimum of Offer Range	Maximum of Offer Range
Sources of Funds:		
50 Class C Membership Interests at $28,000 each	$1,400,000	$1,400,000
50 Class C Membership Interests at $32,000 each	1,600,000	1,600,000
50 Class C Membership Interests at $40,000 each	-	2,000,000
Total Sources of Funds	$3,000,000	$5,000,000
Uses of Funds:		
Golf Course Construction:		
Moving Driveways/Power Line	$ 200,000	$ 200,000
Erosion Control/Cleaning	450,000	450,000
Stripping/Plating Topsoil	270,000	270,000
Bulk Earth Moving	550,000	550,000
Rough Shaping	350,000	350,000
Irrigation System	1,000,000	1,000,000
Fine Grading	180,000	260,000
Bunker, Greens, Tees	0	850,000
Miscellaneous	0	100,000
Subtotal	3,000,000	4,030,000
Cart Storage and Half-way House	0	400,000
Maintenance Barn	0	100,000
Initial Priority Returns to Class A and Class B Members:		
3 Class A Membership Interests:	0	210,000
13 Class B Membership Interests:	0	260,000
Subtotal	0	470,000
Total Uses of Funds	$3,000,000	$5,000,000

The Company's managers have decided to make an initial priority return to the Class A and B Members at the close of this offering. The maximum aggregate amount of such return will equal $470,000, and will only be made if, and to the extent, that more than $4,530,000 is raised in this offering. For illustrative purposes only, if the Company raises $4,750,000 in this offering, then a priority return of $4,750,000 – $4,530,000 = $220,000 in the aggregate will be made to the Class A and Class B Members. The priority return distribution is being made pursuant to the terms of the Operating Agreement, and is not related to services provided by certain Members with respect to this offering.

If this offering is successful and the Company raises $5,000,000 (the maximum offering), the Company will still be short by approximately $700,000 of the amount necessary to finish construction of the golf course based on the Company's estimates. See "Plan of Operation." Although the Company has included a contingency of $728,000 in its estimates, if necessary, the Company intends to increase its line of credit, or to otherwise borrow such funds as required to maintain scheduled construction. The Company cannot be certain that it will be approved for any such loan.

CAPITALIZATION

The following table sets forth our capitalization as of August 31, 2002, and as adjusted to give effect to the sale of $3 million minimum and $5 million maximum of Class C Membership Interests offered hereby and the loans made by the Class A Members of the Company to the Company subsequent to such date.

	At August 31, 2002		
	Actual	As Adjusted (Minimum of Offer Range)	As Adjusted (Maximum of Offer Range)
		(In thousands)	
Borrowings:			
Loan from founders	$1,510	$2,040	$2,040
Other Loans[1]	-	-	-
Total long-term borrowing	1,510	2,040	2,040
Members' Equity:			
Class A membership interests, 3 authorized, 3 issued[2]	750	750	540
Class B membership interests, 15 authorized, 12 issued[2,3]	300	975	715
Class C membership interests, 285 authorized, 100/150 issued	-	3,000	5,000
Accumulated deficit	(230)	(230)	(230)
Total members' equity	820	4,495	6,025
Total borrowings and members' equity	$2,330	$6,535	$8,065

[1] The Company has been approved for a $300,000 line of credit to be used to finance construction and/or operating expenses. See "Recent Developments."

[2] The "As Adjusted (Maximum of Offer Range)" column gives effect to the priority return to the Class A and Class B Members which the Company has agreed to distribute if the Company raises $5,000,000 pursuant to this offering. See "Use of Proceeds."

[3] As of August 31, 2002, the Company has received deposits of $25,000 per interest for 12 Class B Membership Interests. In September 2002, the Company received $25,000 for an additional Class B Membership Interest. Upon raising $3,000,000 pursuant to this offering, each Class B Member has committed to pay the balance of the purchase price of $75,000 (i.e. $50,000) for his Class B Membership Interest. See "Recent Developments."

FORWARD-LOOKING STATEMENTS

Some of the information presented or incorporated by reference into this offering circular contains forward-looking statements, and may be identified by the use of such words as "believe," "expect," "anticipate," "should," "planned," "estimated" and "potential." Examples of forward-looking statements include, but are not limited to, estimates with respect to our financial condition, results of operations and business that are subject to various factors which could cause actual results to differ materially from these estimates. These factors include, but are not limited to:

- general economic conditions;
- changes in accounting principles, policies, or guidelines;
- material unforeseen changes in the demand for our product;
- changes in legislation or regulation; and
- other economic, competitive, governmental, regulatory, and technological factors affecting our operations, pricing, products and services.

The Company's actual results could vary materially from the future results covered in its forward-looking statements. The statements in the "Risk Factors" section of this offering circular are cautionary statements identifying important factors, including certain risks and uncertainties, that could cause our results to vary materially from the future results covered in such forward-looking statements. Other factors could also cause actual results to vary materially from the future results covered in such forward-looking statements.

The Company disclaims any obligation to announce publicly future events or developments that affect the forward-looking statements in this offering circular.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The objective of this section is to help potential investors understand management's views on the Company's financial condition and results of operations. You should read this discussion in conjunction with the financial statements and the notes to the financial statements that appear at the end of this offering circular.

Comparison of Operating Results to the Eight Months Ended August 31, 2002 Compared to the Period June 4, 2001 (Date of Inception) through December 31, 2001

Greenbriar Founders, L.L.C. was formed on June 4, 2001, for the purpose of acquiring property and constructing thereon an upscale private golf course and related facilities to be owned and operated by investors in the Company. Because the golf course was in the design phase, the Company's sole income for the periods discussed consisted solely of income from rental of a residential property on property acquired by the Company, which for the eight months ended August 31, 2002, totaled $3,200, compared to $2,400 for the period ended December 31, 2001. Operating expenses for the eight months ended August 31, 2002, totaled $109,563, compared to $47,135 for the period ended December 31, 2001. Operating expenses in both periods consisted principally of compensation and benefits for maintenance employees, payroll and real estate taxes, supplies, insurance, utilities and other expenses related to the start-up operations of the Company. The increase in expenses was primarily due to additional part time labor and materials required to refurbish and maintain the existing barn and residential property on the property, additional labor to clear portions of the property and the leasing of two (2) golf carts which are used for maintenance and showing prospective members the property. As a result, the Company's net loss for the eight months ended August 31, 2002, was $109,563, compared to $44,735 for the period ended December 31, 2001.

Financial Condition at August 31, 2002

As of August 31, 2002, the Company's cash balance was $194,028, which was sufficient to finance the anticipated operations of the Company through December 31, 2002. The Company anticipates that its operations in calendar year 2003, including expenditures to obtain the necessary approvals to begin construction of the golf course and related facilities, as well as expenditures to substantially complete these projects, will be financed primarily with the proceeds of this Offering. See "Plan of Operation."

Liquidity and Capital Resources

For the eight months ended August 31, 2002, net cash used by operating activities was $132,627, compared to $86,013 for the period ended December 31, 2001. Net cash used in the Company's investing activities decreased to $394,258 in the eight months ended August 31, 2002, from $1,753,074 in the period ended December 31, 2001, principally because of reduced expenditures for the acquisition of real estate required for the construction of Ledgerock Golf Club.

Net cash provided by financing activities decreased to $716,766 in the eight months ended August 31, 2002, from $1,843,234 in the period ended December 31, 2001, due to reduced issuance of notes payable and to reduced capital contributions. During the eight months ended August 31, 2002, loans to the Company from Class A Members, for which the Company issued notes payable, totaled $410,000, compared to $1,100,000 in the period ended December 31, 2001. Capital contributions in the eight months ended August 31, 2002, from the Class A and Class B Members totaled $306,766, compared to capital contributions from Class A Members totaling $743,234 in the period ended December 31, 2001.

The Company's sources of liquidity for the balance of this fiscal year and fiscal year 2003 are existing cash held by Company ($194,028 as of August 31, 2002), a $300,000 line of credit (which has not been drawn on as of the date of this offering circular) and the proceeds of the offering being made hereby. Except for relatively insignificant rental income of $400 per month, the Company has no internal sources of liquidity and does not expect to have any internal source of liquidity until the golf course begins operating in 2004. The Company expects that it will extend and increase the existing line of credit which matures on June 30, 2003, to $1,000,000, however, the Company has no assurance that the lender will extend or increase this line of credit.

If this offering is successful, the managers intend to make a priority distribution to the Class A and Class B Members in an amount not exceeding $470,000 in the aggregate. No distribution will be made unless at least $4,530,000 is raised pursuant to this offering and then for each dollar raised in excess of such amount, one dollar will be distributed to the Class A and Class B Members. If the Company's cost estimates for Phase I are correct (see "Plan of Operation") and the Company raises the maximum amount of this offering and is able to increase its line of credit to $1,000,000, then the Company will have sufficient capital to complete Phase I. The Company has assumed a contingency reserve approximately equal to the proposed increase in the line of credit ($728,000 versus $700,000). Therefore, the Company will be able to reduce on a dollar for dollar basis its need for an increased line of credit for every dollar of contingency reserve not required. If the Company only raises $3,000,000 pursuant to this offering, it will need an additional $1,530,000 ($2,000,000 less $470,000 of budgeted priority returns not distributed). In such case, it will be necessary of the Company to borrow such amount, however the Company cannot be certain that it will be approved for such loan or that such loan will be available to it on acceptable terms.

PLAN OF OPERATION

During 2003, the Company intends to focus its efforts on raising equity and construction of Phase I. Specifically, the Company will be solely responsible for selling the Class C Membership Interests pursuant to this offering during the first three (3) to six (6) months of the fiscal year. In addition, the Company will be focused on obtaining approvals for site permits and zoning variances; working with Reese Jones, Inc. and local engineers on the design and engineering plans for the golf course; working with contractors on construction activities including property clearings, bulk earth moving, gradings, finishing and seeding. A project budget for Phase I is shown below. The Company also intends to begin to develop plans for the clubhouse (Phase II), maintenance buildings and the golf academy.

Project Budget for Phase I

Activity:	Budgeted Cost
Land/Building Acquisition	$2,500,000
Architect/Engineering Fees	1,100,000
Golf Course Construction:	
Clearing of Trees	90,000
Moving of Driveways/Power Line	200,000
Erosion Control	450,000
Stripping/Plating Topsoil	270,000
Bulk Earth Moving	550,000
Rough Shaping	350,000
Irrigation System	1,000,000
Fine Grading	260,000
Bunker, greens, tees	850,000
Cart Paths	150,000
Bridges	50,000
Roads	72,000
Miscellaneous	100,000
Contingency	728,000
Subtotal	5,110,000
Cart Storage and Half-way House	400,000
Maintenance Barn	100,000
Operating Expenses	75,000
Initial Priority Returns:	
Class A Membership Interests	210,000
Class B Membership Interests	260,000
Subtotal	470,000
Total	$9,765,000

Sources of Funds:

Founder Loans	$2,040,000
Sale Class A and Class B Membership Interests	1,725,000
Sale of 150 Class C Membership Interests	5,000,000
Line of Credit (existing)	300,000
Line of Credit (if necessary)	700,000
Total	$9,765,000

BUSINESS OF GREENBRIAR FOUNDERS, L.L.C.

General

Greenbriar Founders, L.L.C. is a Pennsylvania limited liability company located in Berks County at 56 Ledgerock Road, Mohnton, Pennsylvania 19540. The purpose of the Company is to create, construct, own, and operate an upscale, private golf club including a championship quality golf course to be designed by Rees Jones, Inc., extensive practice areas and a clubhouse. The golf course and related facilities will be known as Ledgerock Golf Club. As of the date of this offering, the Company has acquired approximately 210 contiguous acres of land, and Rees Jones, Inc. has prepared a preliminary routing for the proposed golf course on this property. Once sufficient capital has been raised, the Company intends to negotiate and execute contracts with architects, engineers, and necessary consultants related to the project; secure necessary governmental approvals; arrange and complete engineering, topographical and other surveys; acquire rights to purchase certain additional real estate; oversee golf course construction; hire experienced personnel to supervise maintenance of the golf course and manage day-to-day operations of the golf club. Construction of the golf course could begin as early as May 2003, so as to permit an opening date for the golf club in 2004.

Market Opportunity

Ledgerock Golf Club will be located in Cumru Township, Berks County, Pennsylvania in a rural area approximately six miles south of the city of Reading and within a twenty-minute drive of many of Reading's affluent suburbs. For example, the drive from Wyomissing, Pennsylvania usually will require only 10 to 15 minutes. There are also seven nearby developments of upscale homes: The Vineyards, Chestnut Hill Farms, Hessian Pines, Seven Springs, Cedar Heights, Highland Forest, and Holly Terrace. Located within a few miles of the proposed golf course is Green Hills Corporate Center, which includes the corporate offices of Penske Truck Leasing, UGI, and Parsons, Inc. Ledgerock Golf Club expects to obtain most of its members from within a thirty-mile radius of the golf course, which includes most of Berks and Lancaster Counties and part of Chester County.

Within the golf club's primary market area are numerous public and private golf and country clubs, only three of which are considered by the Company to be upscale golf clubs. The founders believe that purchase of a Class C Membership Interest in the Company through this Offering will provide investors with equity ownership in a golf club that will be comparable to these three upscale golf clubs, but require a significantly lower level of equity investment than currently required for membership in any of them.

The Project

As of the date of this offering circular, the Company has acquired approximately 210 contiguous acres of property with frontage on both the New Holland Road and Ledgerock Road in Cumru Township, Berks County. The acreage includes both woodland and farmland, a significant part of which was used for growing nursery stock that remains on the property. The Company believes that the property's features, which include the former estate home of a nursery owner, numerous out-buildings, several ponds, small streams and significant elevation changes throughout its rolling contours, are extremely attractive for the development of an upscale private golf course.

With the objective of developing of an upscale private golf club, the Company has retained a highly regarded golf course architect, the firm of Rees Jones, Inc., to prepare a preliminary routing for a championship golf course on the property. In Phase I of the project, the Company envisions the completion of the design and construction of such a golf course, together with excellent practice facilities, on the site, the construction of a halfway house which will serve as a pro shop and interim clubhouse and the conversion of an existing barn on the property into an equipment storage and maintenance facility. In Phase II of the project, the Company envisions the design and construction of a permanent, larger clubhouse and related facilities on a parcel of land on the property to be reserved for this purpose.

Completion of Phase I is expected to require capital expenditures of $8,492,000, a contingency reserve of $728,000, and operating expenses of $75,000. Accordingly, the total amount of funds required to finance Phase I is estimated to be $9,295,000 or $9,765,000 if the maximum priority return of $470,000 is distributed to the Class A and Class B Members. See "Use of Proceeds." To finance these expenditures, the Company has received commitments for equity contributions of $1,725,000 through the sale of three (3) Class A and thirteen (13) Class B Membership Interests, and has borrowed $2,040,000 from the Company's three (3) founders. See "Management of Greenbriar Founders, L.L.C. - Transactions with Management". In addition, the Company intends to raise up to $5,000,000 through this offering of Class C Memberships in the Company and intends to apply for a $1,000,000 line of credit, if necessary, depending on the actual contingency reserve required. A $300,000 line of credit has already been obtained. See "New Developments." In the event that the funds required to complete Phase I exceed the capital that has been raised, the Company intends to borrow such additional funds as are required for such purpose. If the Company is successful in raising the entire $5,000,000 through this offering, $470,000 of that sum will be returned to the Class A and Class B Members as an initial priority distribution.

Completion of Phase II of the project is expected to require further capital expenditures of approximately $3,000,000 that the Company anticipates raising through the sale of up to an additional 60 Class C Membership Interests. Such additional Class C Membership Interests may be sold in a second, subsequent offering of such membership interests after Phase I of the project has been completed and the golf club has begun operations, and therefore will not occur until at least twelve (12) months after the closing of this offering. A breakdown of the anticipated costs for Phase II is provided below:

Contingency for golf course construction	$300,000
Clubhouse architect costs	100,000
Clubhouse construction	2,000,000
Furniture, fixtures and equipment	400,000
Sitework	200,000
Total	$3,000,000

Zoning

In mid 2001, the Company retained an engineering firm to assist in obtaining necessary building/site permits and zoning approvals. Cumru Township requires the Company to obtain approval of the following items from the Township:

- Conditional Use for Golf Course
- Conditional Use for Work in Floodplain
- Sewage Facilities Planning Module Update
- Water Resources Study
- Preliminary Land Development Plan
- Final Land Development Plan (Phased)
- Grading Permit

In addition, the Berks County Conservation District requires NPDES General Permit, General Permit #4 for Intake and Outfall Structures, General Permit #5 for Utility Line Street Crossings, General Permit #7 for Minor Road Crossings, and General Permit #8 for Temporary Crossings; the Pennsylvania Department of Environmental Protection will required approval for the Sewage Facilities Planning Module; and the U.S. Army Corps of Engineers requires a Wetlands delineation. Finally, the Company is required to send detailed plans to the U.S. Fish and Wildlife Service and the Pennsylvania Fish and Boat Commission which demonstrate that construction of the golf course avoids bog turtle habitats.

As of the date of this offering circular, the Company has prepared plans for its conditional use hearing in December and is in various stages on applications for other approvals and permits. The Company expects approval for bulk earth moving by late February/early March 2003 and final approval by the end of May 2003.

The Founders

The founders of the Company are Harold L. Styer, Jr., Andrew Maier II, and John H. Broadbent, Jr. Mr. Styer retired in 1998 as President and Chief Executive Officer of Berk-Tek/Alcatel. Mr. Maier retired in 1998 as President and Chief Executive Officer of Maier's Bakery, Inc. Mr. Broadbent retired in 1998 as Vice-President-Finance, Treasurer and Chief Financial Officer of Arrow International, Inc. All of the founders have significant experience in organizing and managing business enterprises, although none have prior experience in developing a golf course or operating a golf club. See "Management of Greenbriar Founders, L.L.C. - Biographical Information." Each of the founders has purchased a Class A Membership Interest in the Company. In addition, Messrs. Broadbent and Maier have each loaned $730,000 to the Company, and Mr. Styer has loaned $580,000 to the Company. See "Management of Greenbriar Founders, L.L.C. - Transactions with Management" for a description of such loans.

Properties

On January 25, 2001, one of the founders, Harold L. Styer, Jr., acquired from Paul and Arlene Hoster approximately 105 acres of property bordering the New Holland Road in Cumru Township for the sum of $550,000. Subsequent to the formation of the Company on June 4,

2001, the Company acquired, in three separate transactions, an additional total of approximately 105 acres of adjoining property. Pursuant to an agreement of sale between Mr. Styer and the Company, Mr. Styer transferred ownership of the Hoster property to the Company on November 18, 2002. See "Recent Developments". The Styer agreement provides, among other things, that the consideration for the transfer of ownership of the Hoster property to the Company is an obligation by the Company to repay Mr. Styer a loan in the total amount of $550,000. See "Management of Greenbriar Founders, L.L.C. - Transactions with Management"

The total of approximately 210 acres described above includes both woodland and farmland, a significant part of which was used for growing nursery stock that remains on the property. The Company believes that the property's features, which include the former estate home of a nursery owner, numerous out-buildings, several ponds, small streams and significant elevation changes throughout its rolling contours, are extremely attractive for the development of an upscale, private golf course. See " - The Golf Course and Ledgerock Golf Club - Description of the Golf Course."

Employees

The Company currently has one (1) full time and one (1) part time employee, each of whom are primarily involved in maintaining the Company's property.

The Golf Course and Ledgerock Golf Club

Overview

The Company intends to build Ledgerock Golf Club as an upscale, private golf club with a championship caliber golf course designed by Rees Jones, Inc. Rees Jones' philosophy for golf course design is to create an environment for the game of golf that is challenging, fair, and aesthetically pleasing. Rees Jones strives to create a natural, classic course that preserves and blends with the surroundings rather than a course full of unnecessary gimmicks that tend to discourage the average golfer. Complementing the golf course will be practice facilities and a future clubhouse providing an environment for social activities for members and their guests.

Description of the Golf Course

The preliminary routing for the golf course, which is subject to change as the project progresses, reflects a course layout that is expected to have the following features:

(1) The design will be similar to golf courses regarded as "traditional' in character. Elements of classic courses, coupled with distinctive, strategic features and current construction practices are expected to result in a sense of maturity for the golf course even in its infancy.

(2) Each golf hole will possess its own individual character. Collectively, all the holes on the golf course will present a strong composition that will test every type of golf shot.

(3) The total yardage from the championship, back, middle, and front tees will be approximately 7025, 6615, 6240, and 5630 yards, respectively. These four tees will insure that the course will be playable and enjoyable for players of all levels of golfing ability.

(4) While no hole is currently designated as the "signature hole," a few contenders are holes #2, #12 and #18. Hole #2 from the championship tee is expected to be approximately 190 yards in length, to provide a spectacular view of the green from the tee, and feature beautiful landscaping, two small ponds connected by a stream in the frontal approach area and large bunkers at the sides and rear. The tee shot will be played from an elevated tee as much as eighty (80) feet higher than the green. Hole #12 is expected to be the longest hole on the golf course at 580 yards from the championship tee. This par 5 will start with a tee shot to a landing area 80 feet below the level of the tee and guarded by a large bunker on the right side of the fairway. Long hitters may be able to reach the green in two, but their second shot must clear a stream 30 yards in front of the green and avoid large bunkers on both sides of the green. Golfers planning to reach the green in three shots will find a narrow fairway approximately 100 yards from the green that requires an accurate second shot. Hole #18 is expected to be a strong finishing hole. At approximately 440 yards from the championship tee, it will feature three bunkers on the right side of the fairway next to the tee shot landing area. The hole is designed to require a downhill approach shot over a pond in front of the green. This hole should be an excellent conclusion to a round of golf on a superb golf course.

In summary, the golf course is expected to have: a slope rating in the 130 to 140 range; holes that require the golfer to play shots over rough, wetlands, ponds or streams; thirteen (13) holes where either ponds or streams may come into play; dramatic elevation changes from the tees to the fairways or greens; rolling terrain; mature trees along most fairways; fast, well-contoured greens; and bent grass fairways and greens. The golf course will be designed with classic features, variety and risk/reward situations that are expected to satisfy golfers of all skill levels.

Description of Golf Club Memberships and Fees

The Golf Club intends to offer four (4) levels of Golf Club Memberships: Class A - Family, Class B - Individual/Spouse, Class C – Individual, and Class D – Social Membership Without Golfing Privileges. The Class A - Family, Class B - Individual/Spouse and Class C - Individual Golf Club Memberships will be reserved for Members holding Class A, Class B and Class C Membership Interests in the Company, respectively. Four (4) Class C Golf Club Memberships will be reserved for corporations or other business enterprises holding Class C Membership Interests in the Company.

The rights and privileges associated with each class of Golf Club Memberships are described below:

Class A Golf Club Membership: Class A Golf Club Members have all of the rights and privileges of a Class C Golf Club Member (individual membership), plus each of the following rights and privileges:

(1) A Class A Golf Club Member and his or her spouse is entitled to a lifetime membership in Ledgerock Golf Club. A Class A Member is not obligated to pay any annual membership fees to the golf club for the lifetime of such member and his or her spouse and is not obligated to pay any annual membership fees for any children residing in their household until the year each such child attains the age of 22;

(2) Upon the death of a Class A Golf Club Member, the waiver of annual membership fees will continue until the death of his/her survivor. Upon the death of the survivor or upon the sale or other transfer of such Member's Class A Membership Interest in the Company, the waiver of annual membership fees will cease;

(3) A Class A Golf Club Member is not obligated to pay for personal greens fees or cart rental fees at Ledgerock Golf Club for the lifetime of the Class A Member and his or her spouse; and

(4) A Class A Golf Club Member is not subject to monthly food minimum charges at Ledgerock Golf Club for the lifetime of the Class A Member and his or her spouse;

Each of the foregoing privileges which accompany a Class A Membership Interest will expire on the 10th anniversary of the opening of the golf course if such membership interest is transferred.

Class B Golf Club Membership: Class B Golf Club Members have all of the rights and privileges of a Class C Golf Club Member (individual membership), and in addition, are not obligated to pay any annual membership fees for themselves or their spouse to Ledgerock Golf Club during the first ten (10) years beginning with the first year that the golf course is open for play. Upon the sale or other transfer of such Member's Class B Membership Interest in the Company, such waiver of annual membership dues will cease on the 10th anniversary of the opening of the golf course.

Class C Golf Club Membership: Class C Golf Club Members will have all of the following rights and privileges:

(1) Class C Golf Club Members will be entitled to full use of the golf course and related facilities including the golf practice facilities. The annual dues for such members will be $4,700.00 for the first year that the golf club is open.

(2) Class C Golf Club Members will be able to purchase golfing privileges for his/her spouse and any children residing in their household, until the year each such child attains the age of 22. During the first year that the golf course is open for play, annual dues for a spouse and each child will be $1,000 and $250, respectively.

(3) Class C Golf Club Members will be entitled to dining privileges at Ledgerock Golf Club and attend social events at the golf club.

A maximum of ten (10) Class C Golf Club Memberships will be available to corporations or business enterprises. In such cases, each of up to a maximum of four (4) individuals employed by such corporation or business may be designated as a holder of a single Class C Golf Club Membership, and will have all of the rights, privileges and obligations of a Class C Golf Club Member. In the first year that the golf course is open for play, the annual dues for each designated individual will be $6,000.

Class D Social Membership Without Golfing Privileges: The Company anticipates that Class D Social Memberships without Golfing Privileges will be offered at a future date. Such memberships will entitle the member, his or her spouse and their dependent children under 18 years of age to all social and dining privileges at Ledgerock Golf Club, but such members will not have golfing privileges, will not be members of the Company and, as a result, will not have any voting rights. The Company's board of managers will decide when to offer such memberships and what the annual dues requirement for such memberships will be at that time.

Marketing Strategy

Ledgerock Golf Club intends to use a marketing strategy that will highlight the following:

1. Superior Golf Course Design by a Well-Known Architect: Rees Jones is a golf course architect with several courses rated among the "Top 100 Modern Courses in the United States".

2. Superior Golf Course: The Company intends to construct a championship golf course with the potential to achieve a "Top 100" course ranking and will strive to maintain the course in outstanding condition for the enjoyment of its members and their guests;

3. Head Golf Pro: Ledgerock Golf Club will employ a golf pro with teaching experience who will focus on helping members improve their golfing skills.

4. Extensive Practice Facilities: Ledgerock Golf Club will have facilities for members to use to improve all facets of their golf game;

5. Future Clubhouse: The Company plans to construct a permanent clubhouse that will feature an elegant blend of the rich heritage and tradition of the game combined with luxurious, modern amenities and facilities.

6. Value of Membership: Within a one hour drive of Reading, Pennsylvania there are three examples of upscale, private golf clubs: "Lookaway" in Buckingham, Pennsylvania; "Applebrook" in Malvern, Pennsylvania; and "Stonewall" in Elverson, Pennsylvania. These are all upscale, golf clubs that maintain high quality standards. They all have the following strengths: superior course design, excellent course maintenance, a clubhouse with special features and excellent service for

their club members. These are the strengths that Ledgerock Golf Club will strive to achieve and offer to Members at a lower equity investment than currently required for membership in "Lookaway," "Applebrook," or "Stonewall".

The Future Clubhouse

The Company intends to locate the future clubhouse in a partially secluded and picturesque rural area of farmland and former nurseries on part of the Company's property to be reserved for this purpose. The architect retained to design the clubhouse will be asked to create a distinctive, yet elegant and modern, design that honors the dignity and traditions associated with the game of golf while preserving the original beauty associated with the history of the area.

The Company expects that the plan for the clubhouse will provide for an approximately 11,000 square foot, two-story stone and stucco building featuring both formal and casual dining areas as well as a large patio dining area. The Company anticipates that all of the dining areas and the cocktail lounge will overlook the golf course.

It is anticipated that all decorations and furnishings will be blended to compliment each other to create an environment that is warm and inviting to the members. Ledgerock Golf Club's goal is to provide excellent service to members based on efficiency of concept and operation.

The Practice Facilities

The Company expects that the outdoor practice facilities will feature a short game range that will include bunkers, mounds, putting greens, and different heights of grass for the golfer to practice all types of pitches, chips, lobs, bump-and-run and bunker shots. The full shot range will feature target greens and bunkers.

Competition

The Company believes that the quality of the golf course design and maintenance, combined with the golf club's extensive practice and clubhouse facilities and its commitment to delivering exceptional service to members, will enable the Company to distinguish Ledgerock Golf Club from the other golf or country clubs in Berks County and, therefore, attract members who want to join a club with these attributes. There are five (5) private clubs with golf facilities in Berks County from which the Company anticipates drawing some of its members: Berkleigh, Berkshire, Heidelberg, Moselem Springs, and Reading. Although many of these clubs may offer membership at a lower price, the Company believes that the investment required of new members of Ledgerock Golf Club will be substantially lower than that required of those nearby golf clubs that are regarded as "upscale private golf clubs, and that the opportunity to become an equity owner in Ledgerock Golf Club will help to differentiate the Company from other golf or country clubs in Berks County.

The Company believes that the five nearby private golf clubs do not have comparable features or service offerings to those being planned for Ledgerock. First and foremost, in comparison to these golf clubs, only Ledgerock Golf Club is designed by an architect who has designed one or more of the top 100 courses in the United States and who has been selected time and time again to prepare golf courses for the U.S. Open. In addition, Ledgerock will offer 212 acres of land not heavily constrained by wetlands, 270 feet of elevation change with striking vistas and other desirable features and services (such as a golf academy, a youth golf training program, separate men's and women's lounges, and superior course design with a slope rate exceeding 132 and yardage in excess of 6,700 yards). Besides such features and offerings, we expect potential members to pay a higher price for membership in Ledgerock than for other private clubs in Berks County for one or more of the following reasons:

- their initial investment will be 100% equity;
- our membership will be limited to 300 members;
- our indoor and outdoor golf training areas will feature a practice range and a separate short game range and video and swing analysis equipment;
- there will be no annual locker, bag storage, handicap, green, or range fees;
- we will emphasize immaculate course maintenance and excellent service; and
- we anticipate uncrowded playing conditions requiring no tee times.

With respect to three (3) nearby upscale private golf clubs, Lookaway, Applebrook and Stonewall, these clubs are outside of our primary market area. In addition, we expect that direct competition for new members will be somewhat limited and our lower pricing structure for membership interests will be a significant advantage. Stonewall, which is geographically the closest club to Ledgerock, already has a "top 100" rating, and is currently expanding its facility and seeking seventy-five (75) new members (we understand that it already has commitments for seventy-three (73) new members). Our Class C Membership Interests, at prices ranging from $28,000 to $40,000, however, compare extremely favorably with Stonewall's price of $75,000. In addition, Applebrook and Lookaway, which are significantly further away, are essentially at "full membership."

MANAGEMENT OF GREENBRIAR FOUNDERS, L.L.C.

Managers and Executive Officers

The board of managers of the Company is presently composed of three (3) managers who are elected for terms of one (1) year. However, the Company's Operating Agreement provides that each of the Class A Members have agreed to elect Messrs. Styer, Broadbent and Maier for five (5), four (4) and three (3) consecutive terms immediately following the first annual meeting of the Members, respectively. In addition, by December 16th two (2) additional members of the board will be elected by the Class B Members. The board of managers has the authority to increase the number of managers from time to time to a maximum of nine (9) managers. The executive officers of the Company currently consist of a president and secretary/treasurer. The Company's Operating Agreement provides that the current president and current secretary/treasurer will serve for terms ending on the date of the fifth (5th) and third (3rd) annual meeting of the Members, respectively. The following table presents information with respect to the managers and executive officers of the Company.

Name	Age(1)	Position Held with the Company	Manager Since	Term Expires
Harold L. Styer, Jr.	56	Class A Manager and President	2002	2007
Andrew Maier, II	53	Class A Manager and Secretary/Treasurer	2002	2005
John H. Broadbent, Jr.	64	Class A Manager	2002	2006

(1) As of August 31, 2002

Biographical Information

Set forth below is certain information regarding the managers and executive officers of the Company. Unless otherwise stated, each manager and executive officer has held his current occupation for the last five (5) years. There are no family relationships among or between the managers or executive officers.

Harold L. Styer, Jr. Mr. Styer is the original founder of Greenbriar Founders, LLC, initiating the project in 2000. As President of the Company, he coordinates the business operations on a daily basis in preparation for the construction of the golf course at Ledgerock. Prior thereto, Mr. Styer was employed from 1968 to 1998 by Berk-Tek, Inc. a major manufacturer of wire and cable. During his employ, he held various management positions, including Vice President of Manufacturing, Vice President of Operations, and became President and Chief Executive Officer in 1988, a position that he held until his retirement in 1998.

John H. Broadbent, Jr. Mr. Broadbent is currently a member of the Board of Trustees at Rensselaer Polytechnic Institute and at Albright College. He also serves as a Director of Reading

Technologies, Inc., a manufacturer and marketer of compressed air separation and filtration devices. Mr. Broadbent is the founder and current President of Chestnut Hill Farms Company, which owns and is developing property adjacent to Ledgerock Golf Club. Prior thereto, Mr. Broadbent co-founded Arrow International, Inc., a leading developer, manufacturer and world-wide marketer of a broad range of clinically advanced, disposable catheters and related products. He served as a Director, Chief Financial Officer, Vice-President – Finance and Treasurer of Arrow from its founding in 1975 until he retired in August 1998. He continues to serve as a Director of Arrow.

Andrew Maier, II. Mr. Maier is a member of the Board of Trustees of Albright College and currently serves on the Board of Directors of Allfirst Financial, Inc. and Allfirst Bank. He has served as President of the board of the Hawk Mountain Council of the Boy Scouts of America. Prior thereto, Mr. Maier served as President of Maier's Bakery from 1975 to July 1998, a company which manufactured bread and rolls and sold the product through retail and food service outlets in eastern PA, New Jersey, and parts of Delaware, Maryland and New York. He retired from the company in 1998 when it was sold.

Remuneration of Managers and Officers

Pursuant to the Company's Operating Agreement, the managers of the Company are not entitled to receive any compensation for serving as a manager but are entitled to reimbursement for reasonable expenses incurred in connection with such services. As of the date of this Offering Circular, the Company has not made any expense reimbursements to the managers. The Company has not paid any compensation to its officers as of August 31, 2002, and does not intend to do so. The Company does not maintain any benefit plans for or "key man" life insurance policies on any of its managers or executive officers.

Transactions with Management

Founder Loans. Messrs. Broadbent and Maier have each loaned the Company $730,000, and Mr. Styer will have loaned the Company $580,000 upon the closing of the Hoster property transaction ($2,040,000 in the aggregate). In the case of Mr. Styer, $550,000 of the principal amount of the loan will be the consideration for the Hoster property described below. The remaining $30,000 is a cash loan. The loans will accrue interest from the date on which the company raises $3,000,000 pursuant to this offering at an annual rate (adjusted quarterly) equal to the prime rate published in the Wall Street Journal on the first business day of such quarter, but interest payments will not be made until Phase I of the project has been completed, and then only if approved by the Company's board of managers. The Company will begin to repay the principal amount of the loans on the earlier of the date on which Phase II has been funded, or January 1, 2006, but must repay the entire amount of the loans by December 31, 2011. The Company believes that the terms of the loans from Messrs. Broadbent, Maier and Styer to the Company were more favorable than those which could have been obtained from unaffiliated parties. The Company did not have any disinterested independent managers on its board at the time the loan documents were executed.

Hoster Property. On January 25, 2001, one of the Founders, Harold L. Styer, Jr., acquired from Paul and Arlene Hoster approximately 105 acres of property bordering the New

Holland Road in Cumru Township for the sum of $550,000. Pursuant to an agreement of sale between Mr. Styer and the Company, Mr. Styer transferred ownership of the Hoster property to the Company on November 18, 2002. The Styer agreement provided, among other things, that the consideration for the transfer of ownership of the Hoster property to the Company is an obligation by the Company to repay Mr. Styer a loan in the total amount of $550,000 as more fully described above. Such amount was the amount paid by Mr. Styer for the property. The agreement that the Company purchase the Hoster property from Mr. Styer was approved by all three (3) of the Issuer's board, two (2) of whom had no personal involvement with the transaction. The agreement provided that the Company would pay for all costs associated with the transfer of the property which were approximately $13,000, primarily for transfer tax and title insurance.

Class C Membership Interest. Each of Messrs. Styer, Broadbent, and Maier purchased a Class A Membership Interest from the Company for $250,000 per membership interest in a private transaction which was completed on September 16, 2002. In connection with such purchase, the Company agreed to provide each Class A Member with a transferable Class C Membership Interest at the time that the Company has at least 230 Members.

Lock-In Agreements. Each of Messrs. Styer, Broadbent and Maier has entered into a Promotional Shares Lock-In Agreement. Such agreements provide, among other things, that none of the Founders is permitted to transfer (with certain exceptions) either his Class A Membership Interest or Class C Membership Interest. In addition, in the event of a dissolution, liquidation, merger, consolidation, reorganization, sale or exchange of the Company's assets or securities which results in the distribution of the Company's assets or securities, then each Member, other than the Founders, will share in such distribution on a pro-rata basis in proportion to such Member's capital account until such Member receives one hundred percent (100%) of the value of such Member's capital account. Thereafter, all Members, including the Founders, participate on a pro-rata basis in such distribution, in proportion to such Members' respective capital accounts. Each of these agreements terminates on the fourth (4th) anniversary of the closing of this offering.

Transactions with Class B Members. Except for payments due the Company for their Class B Membership Interests upon completion of this offering, none of the Class B Members are involved in any transactions or proposed transaction with the Company.

Priority Returns. The terms of the Operating Agreement provides that each of the Class A and Class B Members will receive a priority cash distribution in the amount of $175,000 and $50,000 before any cash is distributed to the Class C Members (other than tax distributions). See "Operating Agreement of Greenbriar Founders, L.L.C. - Allocation of Cash Distributions." Depending upon the amount of gross proceeds received in this offering, the Company will distribute cash to each Class A and Class B Member in an amount equal to up to $70,000 and $20,000, respectively. See "Use of Proceeds."

Future Transactions. All future material affiliated transactions and loans will be made or entered into on terms that are no less favorable to the Company than those that can be obtained from unaffiliated third parties. All future material affiliated transactions and loans, and any forgiveness of loans, must be approved by a majority of the Company's independent managers who do not have an interest in the transactions and who had access, at the Company's expense, to the Company's or independent legal counsel.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following information is provided for those persons who are officers or managers and each securityholder who owns more than 10% of any class of the issuer's securities. The information is as of the date of this offering circular.

Title of Class	Name and Address of Owner (1)	Amount Owned	Percent of Class
Class A Membership Interest	Harold L. Styer, Jr.	1 interest	33.33%
Class A Membership Interest	John H. Broadbent, Jr.	1 interest	33.33%
Class A Membership Interest	Andrew Maier, II	1 interest	33.33%
Class A Membership Interests	All managers and executive officers as a group	3 interests	100%

(1) The business address for each of these individuals is Greenbriar Founders, L.L.C., 56 Ledgerock Road, Mohnton, PA 19540.

THE OFFERING

The Offering

Greenbriar Founders, L.L.C. is offering between a minimum of $3.0 million and a maximum of $5.0 million of its Class C Membership Interests to the general public. Greenbriar Founders, L.L.C. may accept or reject subscriptions in its sole discretion. All deposit monies and all subscription proceeds will be held in an interest-bearing escrow account with First Union National Bank pending raising at least $3,000,000 from this offering or termination of the offering. If the $3,000,000 minimum is sold, all subscription funds held in the escrow account, together with interest earned thereon, will be released to Greenbriar Founders, L.L.C. If the $3,000,000 minimum is not sold by the expiration date, your funds will be promptly returned to you with interest accrued thereon without deduction for expenses (including commissions, fees or salaries).

Expiration of the Offering

The offering will expire at 5:00 p.m., Eastern Standard Time, on March 31, 2003, unless extended at the sole discretion of the board of managers of Greenbriar Founders, L.L.C. to a date not later than June 30, 2003. Greenbriar Founders, L.L.C. will not be obligated to honor any subscription agreement received after the offering expires, regardless of when documents were sent.

Procedures for Subscribing for a Class C Membership Interest

The procedures for subscribing for a Class C Membership Interest vary depending upon whether you purchase one of the first one hundred (100) Class C Membership Interests sold, or one of the final fifty (50) Class C Membership Interests sold. You can call Mr. Harold Styer at (610) 777-9705 to determine how many membership interests have been sold.

First One Hundred Class C Membership Interests Sold. Purchasers of the first one hundred (100) Class C Membership Interests sold in this offering must deliver to the Company, on or prior to the offering expiration date, a properly completed and executed subscription agreement, together with a deposit of not less than $10,000 toward the purchase price for the Class C Membership Interest being subscribed for in the offering. The balance of the purchase price for such interest must be paid in full prior to the expiration time and date. The deposit and purchase price balance must be by check or bank draft drawn upon a domestic bank or postal, telegraphic or express money order payable to "First Union National Bank" as escrow agent, for such purpose. Such deposit and balance will be deemed to have been received only upon (i) clearance of any non-certified check, or (ii) receipt by the Company of any certified check or bank draft drawn upon a domestic bank or of any postal, telegraphic or express money order. If paying by a non-certified personal check, please note that the funds paid thereby may take at least five business days to clear. Accordingly, persons who wish to pay by a means of a non-certified personal check are urged to make payment sufficiently in advance to the offering expiration date, to ensure that such payment is received and clears by such date and are urged to consider payment by means of certified or cashier's check, money order or wire transfer of funds. The completed subscription agreement and payment of the deposit and balance of purchase price should be delivered to the Company at: 56 Ledgerock Road, Mohnton, Pennsylvania 19540. All funds received will be held by the escrow agent.

Final Fifty Class C Membership Interests Sold. Purchasers of the final fifty (50) Class C Membership Interests sold in this offering must deliver to the Company, on or prior to the offering expiration date, a properly completed and executed subscription agreement and a signed "Signature Page and Joinder to Operating Agreement", together with a full payment in the amount of the purchase price, $40,000 for the Class C Membership Interest being subscribed for in the offering. The full purchase price must be paid by check or bank draft drawn upon a domestic bank or postal, telegraphic or express money order payable to "Ledgerock Golf Club." Such payment will be deemed to have been received only upon (i) clearance of any non-certified check or (ii) receipt by the Company of any certified check or bank draft drawn upon a domestic bank or of any postal, telegraphic or express money order. If paying by a non-certified personal check, please note that the funds paid thereby may take at least five business days to clear. Accordingly, persons who wish to pay by a means of a non-certified personal check are urged to make payment sufficiently in advance to the offering expiration date, to ensure that such payment is received and clears by such date and are urged to consider payment by means of certified or cashier's check, or money order. The completed subscription agreement, "Signature Page and Joinder to Operating Agreement" and payment of the full purchase price should be delivered to the Company at: 56 Ledgerock Road, Mohnton, Pennsylvania 19540.

Determination of Purchase Price

The purchase price for each Class C Membership Interest will be determined at the time that the Company receives a non-refundable deposit in the amount of not less than $10,000 or full payment, as applicable, for such interest and a signed subscription agreement legally obligating the purchaser to pay the balance of the purchase price for such interest at the closing of this offering. The purchase price for the first fifty (50) interests will be $28,000 per interest, for the second fifty (50) interests will be $32,000 per interest and for the final fifty (50) interest will be $40,000 per interest. You may contact Harold Styer at the Company at (610) 777-9705 to determine how many interests have been sold at any particular time. Although you may mail your deposit, if applicable, subscription agreement and balance of the purchase price or balance thereof to the Company, you are highly encouraged to hand deliver the deposit and subscription agreement to secure and confirm the purchase price applicable to you.

There is no established trading market for the Class C Membership Interests. The managers determined the purchase price and pricing structure for the Class C Membership Interests based on (i) their review of other private upscale golf clubs in eastern Pennsylvania, (ii) their assessment of the price at which individuals in and around Berks County would participate in Ledgerock Golf Club, and (iii) the anticipated capital requirements of the Company based on a specific number of members.

Financing of Purchase Price

The Company has an arrangement with First Union National Bank, whereby First Union National Bank has agreed to finance the purchase of a Class C Membership Interest for qualified individuals. Please contact Mr. Jeffrey Rush at (610) 655-2897 for the terms and conditions of such financing. The Company does not represent or guarantee that any person wishing to purchase a Class C Membership Interest will qualify for such financing from First Union National Bank.

Right to Amend or Terminate Offering

Greenbriar Founders, L.L.C. expressly reserves the right to amend the terms and conditions of the offering. Greenbriar Founders, L.L.C. expressly reserves the right, at any time prior to delivery of the Class C Membership Interest, to terminate the offering if the offering is prohibited by law or regulation or the board of managers concludes, in its judgment, that it is not in the best interest of Greenbriar Founders, L.L.C. to complete the offering under the circumstances. The offering would be terminated by Greenbriar Founders, L.L.C. by giving oral or written notice thereof to the escrow agent. If the offering is terminated, all funds received from subscribers will be promptly refunded with interest and without deduction for expenses (including commissions, fees or salaries).

Securities Transaction Exemption

The offering is being undertaken in reliance upon the transaction exemption from the registration requirements of the Securities Act set forth in Section 3(b) thereof and Regulation A of the Rules and Regulations promulgated thereunder by the Securities and Exchange Commission, and in accordance with comparable exemptions from registration under the laws of any state (other than as provided below) in which an offer or sale of the Class C Membership Interests is made in connection with the offering. The offering is being registered by coordination in the Commonwealth of Pennsylvania.

PLAN OF DISTRIBUTION

The Class C Membership Interests are being offered solely by the Company through its managers: Messrs. Styer, Broadbent and Maier. The Company has not engaged any underwriters, brokers, dealers or other persons to sell the Class C Membership Interests on its behalf. No person (including the Company's managers) will be paid any fee or commission or be provided with any discount in connection with such sale. None of the securities being offered are for the account of any existing security holder. The Company intends to sell the Class C Membership Interests primarily by word of mouth and through a number of invitations to visit the Company's property made to persons who are known to the Company's managers and may have an interest in an upscale golf facility.

DESCRIPTION OF THE CLASS C MEMBERSHIP INTERESTS

General

The rights, privileges and obligations attributable to the Class C Membership Interests are determined by the Company's Operating Agreement. See "Operating Agreement of Greenbriar Founders, L.L.C." The following description does not purport to be complete and is qualified in its entirety by express reference to the Operating Agreement.

Dividend Rights

The holder of a Class C Membership Interest has no right to receive dividends from the Company. However, the board of managers of the Company may, from time to time, authorize a cash distribution to the Members. If such a cash distribution is made, the holders of Class A and Class B Membership Interests, after certain tax distributions are made to each of the Members, have a priority right to receive such cash distributions until an amount equal to $175,000 and $50,000 has been paid to each Class A and Class B Member, respectively. Once such priority distributions have been paid, all further distributions will be allocated in proportion to the respective capital accounts of the Members. See "Operating Agreement of Greenbriar Founders, L.L.C. - Allocation of Cash Distributions."

Voting Rights

In matters that affect only Class C Members, each Class C Member will be entitled to one vote on such issue. In matters affecting all classes of Members, each Class A Member will be entitled to ten (10) votes, each Class B Member will be entitled to three (3) votes, and each Class C Member will be entitled to one (1) vote. Under no circumstance is any Member permitted to cumulate his/her votes. All Members will have the right to vote on the following matters:

- any change in the maximum number of Membership Interests in the Company;
- any capital call;
- any transaction involving any potential conflict of interest;
- the transfer or disposition of any Company assets, other than in the ordinary course of business;
- any transaction involving the merger or consolidation of the Company with or into any other entity; and
- the dissolution or termination of the Company.

Liquidation Rights

The Company can be dissolved by the affirmative vote of a majority of the managers of the company and the affirmative vote of the Members voting as a single class.

Preemptive Rights

The Class C Membership Interests have no preemptive rights. The Company may sell additional membership interests in the Company (subject to the limitation set forth in the Company's Operating Agreement of 300 total membership interests) without approval of the members and without first offering such interests to the then-current Class C Members. As a result, the equity of a Class C Member in the Company could decrease upon such sale.

Conversion Rights

The Class C Membership Interests have no conversion rights.

Redemption Provisions

The holder of a Class C Membership Interest has no right to redeem such membership interest and no right to demand a return of his/her investment in the Company.

Capital Calls

The holder of a Class C Membership Interest may be required to contribute additional capital to the Company. Any additional capital contribution to the Company on the part of the purchaser of a Class C Membership Interest will require the affirmative vote of 75% of the total votes that can be cast by all Members. Upon such affirmative vote, each Member would be obligated to contribute additional capital to the Company on a pro-rata basis, in proportion to such Member's capital account. The failure of any Member to pay the capital contribution by the prescribed deadline will constitute grounds for disciplinary action by the Company, which may include suspension from Ledgerock Golf Club. In addition, the Company is authorized place a lien against the Membership Interest of any Member who fails to make any additional capital contribution which has been authorized by the Members.

DESCRIPTION OF CLASS A AND CLASS B MEMBERSHIP INTERESTS

General

The rights, privileges and obligations attributable to the Class A and B Membership Interests are determined by the Company's Operating Agreement. See "Operating Agreement of Greenbriar Founders, L.L.C." The following description does not purport to be complete and is qualified in its entirety by express reference to the Operating Agreement.

Dividend Rights

The holder of a Class A or B Membership Interest has no right to receive dividends from the Company. However, the board of managers of the Company may, from time to time, authorize a cash distribution to the Members. If such a cash distribution is made, the holders of Class A and Class B Membership Interests, after certain tax distributions are made to each of the Members, have a priority right to receive such distribution until an amount equal to $175,000 and $50,000 has been paid to each Class A and Class B Member, respectively. Once such priority distributions have been paid, all further distributions will be allocated in proportion to the respective capital accounts of the Members, respectively. See "Operating Agreement of Greenbriar Founders, L.L.C. - Allocation of Cash Distributions."

Voting Rights

In matters that affect only one class of Members, each Member within such class will be entitled to one vote on such issue. In matters affecting all classes of Members, each Class A Member will be entitled to ten (10) votes, each Class B Member will be entitled to three votes, and each Class C Member will be entitled to one (1) vote. All Members will have the right to vote on the following matters:

- any change in the maximum number of Membership Interests in the Company;
- any capital call;
- any transaction involving any potential conflict of interest;
- the transfer or disposition of any Company assets, other than in the ordinary course of business;
- any transaction involving the merger or consolidation of the Company with or into any other entity; and
- the dissolution or termination of the Company.

The Class A and B Members, voting as separate classes, have the right to elect three (3) and two (2) Managers of the Company, respectively. Under no circumstance is any Member permitted to cumulate his/her votes.

Liquidation Rights

The Company can be dissolved by the affirmative vote of a majority of the managers of the Company and the affirmative vote of the Members voting as a single class.

Preemptive Rights

The Class A and B Membership Interests have no preemptive rights. The Company may sell additional membership interests in the Company (subject to the limitation set forth in the Company's Operating Agreement of 300 total membership interests) without approval of the members and without first offering such interests to the Class A or B Members. As a result, the equity of a Class A or B Member in the Company could decrease upon such sale.

Conversion Rights

The Class A and B Membership Interests have no conversion rights.

Redemption Provisions

The holder of a Class A or B Membership Interest has no right to redeem such membership interest and no right to demand a return of his/her investment in the Company.

Capital Calls

The holder of a Class A or B Membership Interest may be required to contribute additional capital to the Company. Any additional capital contribution to the Company on the part of the purchaser of a Class A or B Membership Interest will require the affirmative vote of 75% of the total votes that can be cast by all Members. Upon such affirmative vote, each Member would be obligated to contribute additional capital to the Company on a pro-rata basis, in proportion to such Member's capital account. The failure of any Member to pay the capital contribution by the prescribed deadline will constitute grounds for disciplinary action by the Company, which may include suspension from Ledgerock Golf Club. In addition, the Company is authorized place a lien against the Membership Interest of any Member who fails to make any additional capital contribution which has been authorized by the Members.

Other Rights

Each holder of a Class A Membership Interest shall have the right to receive a transferable Class C Membership Interest when the Company has at least 230 Members.

OPERATING AGREEMENT
OF GREENBRIAR FOUNDERS, L.L.C.

The following is a brief summary of key provisions of the Operating Agreement that governs the Company. This summary and other discussions in this offering circular regarding the terms of the Operating Agreement do not purport to be complete and are qualified in their entirety by express reference to the Operating Agreement.

Management

The Company will be managed by a board of managers consisting of not less than five (5) and not more than nine (9) members, as determined from time to time by the Managers. Initially, the board will have five (5) members, three (3) of whom will be elected by the Class A Members and two (2) of whom will be elected by the Class B Members. All managers will serve for a term of one (1) year or until his successor has been elected and qualified, or until his earlier death, resignation or removal. However, each of Messrs. Styer, Broadbent and Maier have agreed to vote his Class A Membership Interest such that Messrs. Styer, Broadbent and Maier will serve as a manager of the Company for periods of five (5), four (4) and three (3) consecutive terms immediately following the first (1st) annual meeting of the Members, respectively.

The executive officers of the Company currently consist of a president and secretary/treasurer. The Company's Operating Agreement provides that the current president and current secretary/treasurer will serve for terms ending on the date of the fifth (5th) and third (3rd) annual meeting of the Members, respectively. Messrs. Styer and Maier are the current president and secretary/treasurer, respectively, of the Company. The Board may from time to time elect additional officers of the Company, who will have such responsibility as may be delegated to them by the board.

Compensation of the Managers

The managers will not receive compensation for their services to the Company as managers, but will be entitled to reimbursement by the Company of reasonable expenses incurred in connection with such services.

Liability of the Managers

The managers have fiduciary obligations to the Company and the Members, and are accountable to the Company and the Members. Consequently the managers are required to exercise good faith and fair dealing in handling Company affairs. The Operating Agreement provides that the personal liability of each manager is limited for any act or omission performed or omitted by such manager, except for willful misconduct or recklessness.

Liability of the Members

Members will not be liable for any debts, nor will they be bound by any obligations of the Company in excess of their initial capital contributions or any additional capital contributions actually made, except in circumstances where a Member is deemed to have participated in the control of the Company's business, and then only if the indemnification provisions set forth in the Operating Agreement are not applicable.

Indemnification

Under certain circumstances, the managers and officers of the Company will be indemnified by the Company against any cost or expense incurred by them in connection with any action, suit or proceeding as a result of being a manager or officer, so long as such manager or officer has acted in good faith and in a manner reasonably believed to not be opposed to the best interests of the Company.

Allocations of Tax Items

The net profits and losses of the Company, including each item of income, gain, loss, deduction or credit entering into the computation thereof, will be allocated to the Members in each fiscal year in proportion to the amount of such Member's capital account at the end of such fiscal year.

Allocation of Cash Distributions

Except in connection with the termination of the Company, the board of managers has complete discretion regarding whether to distribute cash to the Members, but if cash is distributed to the Members, such distributions will be in the following amounts and priorities with respect to each fiscal year of the Company:

- First, to each of the Members in proportion to the value of their capital accounts (determined as of the last day in the applicable period) in an amount sufficient to enable such Members to pay all federal and Pennsylvania income taxes on their share of the Company's items of income, gain, loss, deduction and credit for such period, if any, assuming that the Members are subject to tax at the highest federal and Pennsylvania income tax rate;

- Second, to each of the Class A and Class B Members in an amount such that each Class A Member will receive 3.5 times the amount of distribution as each of the Class B Members. Each of Class A Members will be entitled to receive the same amount of distribution, and each of the Class B Members will be entitled to receive the same amount of distribution. No distributions, other than the tax liability distributions described above, will be made to any Class C Member unless and until each Class A Member has received a priority return of $175,000 in the aggregate, and each Class B Member has received a priority return of $50,000 in the aggregate (for the current and prior fiscal years). When the Class A and Class B Members have received all of their respective priority returns, the priority returns will be discontinued; and

- Finally, to each of the Class A, Class B and Class C Members in proportion to the value of their capital accounts (determined as of the last day in the applicable period after taking into account the tax and priority distributions described above) when the Class A Members have received priority distributions equal to $175,000 in the aggregate and the Class B Members have received priority distributions equal to $50,000 in the aggregate.

A subsequent sale of additional Class C Membership Interests following the completion of this offering would have the effect of reducing a Member's capital account relative to the total of all of the Members' capital accounts, thereby reducing allocations of distributions, if any, to Members purchasing a Class C Membership Interest in this offering. To the extent that priority distributions are made to the Class A and Class B Members, each Class A and Class B Member's capital account would be reduced by the amount of the respective distribution to such Member. Such reduction would have the effect of increasing the relative size of the capital account and hence equity of each Class C Member as compared to that of the Class A and Class B Members, and would result in a proportionately higher allocation of tax items and cash distributions, if any, to the Class C Members.

Amendments

The Operating Agreement may be amended from time to time by the affirmative vote of at least 75% of the board of managers and without the consent of the Members, except that any amendment that directly and adversely affects the rights of Members to receive distributions in accordance with the terms thereof will not be effective without the approval of the Members. See " - Voting Rights of the Members." Neither the managers nor the Members have the right to amend the organization documents of the Company (which consist of the Operating Agreement and the Certificate of Organization) without the affirmative vote of the majority of any affected class of Members, voting as a class; provided, however, that a majority of the board of managers may amend the organizational documents if such amendment does not affect the rights of the Members.

Voting Rights of the Members

In matters that affect only one class of Members, each Member within such class will be entitled to one vote on such issue. Each class of Members will vote within their respective class for managers to serve on the board that they are entitled to elect. In matters affecting all classes of Members, each Class A Member will be entitled to ten (10) votes, each Class B Member will be entitled to three (3) votes, and each Class C Member will be entitled to one (1) vote. Under no circumstances is any Member permitted to cumulate his/her votes. All Members will have the right to vote on the following matters:

- any change in the maximum number of membership interests in the Company;
- any capital call;
- any transaction involving any potential conflict of interest;
- the transfer or disposition of any Company assets, other than in the ordinary course of business;

- any transaction involving the merger or consolidation of the Company with or into any other entity; and
- the dissolution or termination of the Company.

Election of Managers

The Class A and B Members, voting as separate classes, have the right to elect three (3) and two (2) managers of the Company, respectively. The board of managers, at the time of authorizing additional managers, if any, will determine the method for electing such additional managers. Under no circumstance is any Member permitted to cumulate his/her votes.

Limited Transferability of Membership Interests

No membership interest (and, hence, no golf club membership) may be transferred during a Member's lifetime, or upon his/her death whether by will or intestate succession, except as follows: (a) to the Company; (b) to a parent or child of such Member, provided that the Company will not have a duty or obligation to honor or give effect to any such transfer unless the transferee becomes a party to the Operating Agreement; (c) to another Member at any time without the approval of the remaining Members, provided that such membership interest shall continue to be subject to all of the provisions of the Operating Agreement; and (d) to such other persons as the Company's board of managers will approve in its sole discretion, provided that the transferee becomes a party to the Operating Agreement. Such Member rights and privileges are not transferable by any other means. Notwithstanding any exception to the foregoing restrictions on transfer, no Member will be permitted to transfer, sell or convey a membership interest in the Company until Ledgerock Golf Club has 230 members, except by way of death, and then only to a person in the Member's family or to the Company, provided that the board of managers decides to repurchase such Member's membership interest.

Subject to the applicability of a transfer fee which will equal 20% of the selling price of a Class C Membership Interest sold by a Class C Member, the transferor of any other membership interest will receive the entire net proceeds from such sale.

Reports

The Company is obligated under the Operating Agreement to furnish each Member with annual financial statements, including all information necessary for the Member to file his/her federal income tax return in a timely manner. Each Member is entitled at any reasonable time to examine the Company's books and records, in person or by agent, and to make copies or excerpts therefrom, subject to the restrictions set forth in the Operating Agreement.

Removal of Managers

Each class of Members, by the affirmative vote of 65% of such Members entitled to vote, may remove any manager elected by such class with or without cause. No class of Members will have the right to remove a manager elected by a different class of Members whether with or without cause.

No Right to Demand Return of Capital

The Members will have no right to demand a return of their investment in the Company or a distribution from the Company except on the dissolution of the Company.

Capital Calls

Any additional capital contribution to the Company on the part of the purchaser of a Membership Interest will require the affirmative vote of 75% of the total votes that can be cast by all Members. Upon such affirmative vote, each Member would be obligated to contribute additional capital to the Company on a pro-rata basis, in proportion to such Member's capital account. By way of illustration only, each Member would be required to contribute the amount set forth in the table below if the members affirmatively vote to make a capital call of $1,000,000 assuming that: (1) each Member's capital account is equal to the amount that such Member paid for his or her membership interest ($250,000 each for Class A Members, $75,000 each for Class B Members and $28,000 or $32,000 for each Class C Member depending on the purchase price paid); and (2) there are 3 Class A Members, 13 Class B Members and 100 Class C Members:

Member	Number of Members	Purchase Price / Capital Account	Amount of Capital Contribution
A	3	$250,000	$52,910
B	13	$ 75,000	$15,873
C	50	$ 28,000	$ 5,926
C	50	$ 32,000	$ 6,772

The failure of any Member to pay the capital contribution by the prescribed deadline will constitute grounds for disciplinary action by the Company, which may include suspension from Ledgerock Golf Club. In addition, the Company is authorized place a lien against the Membership Interest of any Member who fails to make any additional capital contribution which has been authorized by the Members.

Termination of the Company

The Company may be terminated and dissolved by the affirmative vote of a majority of the managers followed by the affirmative vote of a majority of the total votes that can be cast by the Members. Upon termination of the Company, a full and general accounting will be taken of the Company's business, and the affairs of the Company will be brought to completion. Any net profits or net losses earned or incurred since the previous accounting will be allocated among the Members. The managers will complete and liquidate the Company by selling the Company's assets and distributing the net proceeds therefrom, in cash, after the payment of all Company liabilities (including expenses and fees incurred in connection with the sale of assets and liquidation), to the Members in proportion to the positive balances in their respective capital accounts.

Governing Law

The Operating Agreement and therefore the membership interests will be governed exclusively by and construed in accordance with the laws of the Commonwealth of Pennsylvania without giving effect to applicable principles of conflicts of laws to the extent that the application of the law of another jurisdiction would be required thereby.

The Company will submit to the jurisdiction of the United States Federal and Pennsylvania state courts for purposes of all legal actions and proceedings instituted in connection with the membership interests or Operating Agreement.

TAX CONSIDERATIONS

This section is a summary of material tax considerations that may be relevant to prospective Class C Members. The following portion of this section and the opinions of Stevens & Lee, P.C., our tax counsel, that are set out herein are based upon the Internal Revenue Code of 1986, as amended (the "Code"), regulations thereunder and current administrative rulings and court decisions, all of which are subject to change. Subsequent changes in, or in the interpretation of, such authorities may cause the tax consequences to vary substantially from the consequences described below.

No attempt has been made in the following discussion to comment on all federal income tax matters affecting us or the Class C Members. Moreover, the discussion focuses on Class C Members who are individuals and who are citizens or residents of the United States and has only limited application to corporations, estates, trusts, non-resident aliens or other Members subject to specialized tax treatment, such as tax-exempt institutions, foreign persons, individual retirement accounts, REITs or mutual funds. Accordingly, each prospective Class C Member should consult, and should depend on, his own tax advisor in analyzing the federal, state, local and foreign tax consequences applicable to him of the ownership or disposition of a Class C Membership Interest.

NO ASSURANCE CAN BE GIVEN THAT EXISTING TAX LAWS WILL NOT BE CHANGED BY LEGISLATION OR JUDICIAL INTERPRETATION, OR AS A RESULT OF THE PROMULGATION OF TREASURY REGULATIONS, WHICH MAY ADVERSELY AFFECT THE ANTICIPATED TAX CONSEQUENCES OF AN INVESTMENT IN THE COMPANY. THIS SECTION OF THE OFFERING CIRCULAR IS NOT INTENDED AS A SUBSTITUTE FOR CAREFUL TAX PLANNING, SINCE THE INCOME TAX CONSEQUENCES OF AN INVESTMENT IN ENTITIES SUCH AS THE COMPANY ARE OFTEN UNCERTAIN AND COMPLEX, AND THE TAX SITUATIONS OF ALL PROSPECTIVE MEMBERS WILL NOT BE THE SAME. EACH PROSPECTIVE MEMBER SHOULD CONSULT HIS TAX ADVISOR TO DETERMINE THE POSSIBLE TAX EFFECTS OF AN INVESTMENT IN THE COMPANY AS IT RELATES TO HIS OWN PERSONAL TAX SITUATION.

Legal Opinions and Advice

Our tax counsel is of the opinion, subject to the qualifications set forth in the discussion that follows, that for federal income tax purposes (i) we will be treated as a partnership and (ii) owners of Class C Membership Interests will be treated as partners. In addition, all statements as to matters of law contained in this section are the opinion of Stevens & Lee, P.C. unless such statements are made by us or others.

An opinion of counsel represents only that particular counsel's best legal judgment and does not bind the IRS or the court. No assurance can be provided that the opinions and statements set forth herein would be sustained by a court if contested by the IRS. Any such contest with the IRS may materially and adversely impact the tax consequences to holders of the Class C Membership Interests and the price at which Class C Membership Interests may be resold, even if we prevail. In addition, the costs of any contest with the IRS will be borne directly or indirectly by our Members. Furthermore, no assurance is given that the federal income tax consequences of an investment in us will not be significantly modified by future legislative or administrative changes or court decisions. Any such modification may even have retroactive effect.

We have not requested, and do not expect to request, a ruling from the IRS with respect to our classification as a partnership for federal income tax purposes or with respect to any other matter affecting us or holders of our membership interests.

Partnership Status

As a limited liability company, we will generally be treated as a partnership for federal income tax purposes unless we file an election to be treated as a corporation. We do not intend to elect to be treated as a corporation. Accordingly, subject to the discussion below, we should be treated as partnership for federal income tax purposes.

A partnership is not a taxable entity for income tax purposes and incurs no federal income tax liability. Instead, each partner (Member) is required to take into account his share of the items of income, gain, loss and deduction of the partnership in computing his federal income tax liability, regardless of whether distributions are made. Distributions of cash (by themselves without regard to allocation of the foregoing items) by a partnership to a partner (Member) are generally not taxable unless the amount of cash distributed to a partner (Member) is in excess of the partner's (Member's) adjusted basis in his partnership interest.

We have received the opinion of Stevens & Lee that, until the first day on which we have 230 Members, we will be classified as a partnership, and not as a corporation or "publicly traded partnership," for federal income tax purposes. The opinion of Stevens & Lee assumes the accuracy of the following:

- We have not elected nor will elect to be treated as a corporation.
- We have been and will be operated in accordance with (i) all applicable limited liability company statutes and (ii) the Operating Agreement.

The Company believes that such assumptions have been true in the past and expects that such assumptions will be true in the future. Nevertheless, Stevens & Lee has not provided an opinion on the status of the Company as a "publicly traded partnership" after the first day on which we have 230 Members, at which time the restrictions on transfer in Section 8.1 of the Operating Agreement are no longer in effect.

In the event that the Company were to become a "publicly traded partnership" in the future, it would be taxed as a corporation. If we were treated as a corporation in any taxable year, our items of income, gain, loss and deduction would be reflected only on our tax return rather than being passed through to the Members, and our net income would be taxed at corporate rates. In addition, any distribution we made to a Member would be treated as taxable dividend income to the extent of our current or accumulated earnings and profits, would be treated in the absence of earnings and profits as a nontaxable return capital, to the extent of the

Member's tax basis in his membership interest, and would be treated as taxable capital gain after the Member's tax basis in his membership interest is reduced to zero. Accordingly, treatment of us as a "publicly traded partnership" could result in a material reduction in a Member's after-tax return (if any) and a corresponding reduction of the value of his membership interest.

The discussion below is based on the assumption that we will be classified as a partnership, that is not a "publicly traded partnership," for federal income tax purposes.

Tax Treatment of Members

Allocation of Income, Gain, Loss and Deduction

In general, if we have a net profit, our items of income, gain, loss and deduction will be allocated among the Members in accordance with their respective equity interests in us. If we have a net loss, our items of income, gain, loss and deduction will generally be allocated among the Members in accordance with their respective equity interests. Actual allocations of certain items, however, are required to be made, in any event, in accordance with regulations promulgated by the IRS. For example, deductions attributable to any liabilities of the Company that are classified as "recourse debt" or as "partner nonrecourse debt" will be allocated pursuant to the regulations to and among the Members who have the economic risk of loss with respect to such debt.

Certain items of our income, deduction, gain and loss will be allocated, to the extent relevant, as required or permitted by Section 704(c) of the Code to account for the difference between the tax basis and fair market value of any property that may be contributed to us. Section 704(c) allocations may also be made to account for the difference between the fair market value of our assets and their tax basis at the time of any offering of interests in us.

In addition, certain items of recapture income which we recognize on the sale of any of our assets will be allocated to the extent provided in regulations which generally require such depreciation recapture to be allocated to the Member who (or whose predecessor in interest) was allocated the deduction giving rise to the treatment of such gain as recapture income.

Alternative Minimum Tax

Each Member will be required to take into account his share of our items of income, gain, deduction or loss for purposes of the alternative minimum tax. A portion of our depreciation deductions may be treated as an item of tax preference for this purpose. A Member's alternative minimum taxable income derived from us may be higher than his share of our net income because we may use accelerated methods of depreciation for federal income tax purposes. Prospective Class C Members should consult with their tax advisors as to the impact of an investment in a Class C Membership Interest on their liability for the alternative minimum tax.

Treatment of Distributions by the Company

Our distributions to a Member (if any) generally will not be taxable to him for federal income tax purposes to the extent of the tax basis he has in his membership interest immediately before the distribution. Our distributions in excess of a Member's tax basis generally will be gain from the sale or exchange of the membership interest, taxable in accordance with the rules described under "Disposition of Membership Interests," below. Any reduction in a Member's share of our liabilities for which no Member is deemed to bear the economic risk of loss ("nonrecourse liabilities") will be treated as a distribution of cash to that Member. In particular, our issuance of additional membership interests will decrease each Member's share of our nonrecourse liabilities.

To the extent that our distributions cause the "at risk" amount of a Member who is subject to the "at risk" rules to be less than zero at the end of any taxable year, such Member must recapture any losses that may have been deducted in previous years that are equal to the amount of such shortfall.

A non-pro rata distribution of money or property may result in ordinary income to a Member if such distribution reduces the Member's share of our "unrealized receivables," including depreciation recapture or substantially appreciated "inventory items," both as defined in Section 751 of the Code (collectively, "Section 751 assets"). In that event, the Member will be treated as having received as a distribution the portion of the Section 751 assets that used to be allocated to such Member and as having exchanged such portion of our assets with us in return for the non-pro rata portion of the actual distribution made to him. This latter deemed exchange will generally result in the Member's realization of ordinary income the amount of which is the excess of (1) the non-pro rata portion of such distribution over (2) the Member's tax basis for the share of such Section 751 assets deemed relinquished in the exchange.

Basis of Membership Interests

A Member will have an initial tax basis for his Class C Membership Interest equal to the amount he paid for his membership interest plus his share of our nonrecourse liabilities. His basis will be increased by his share of our income and by any increase in his share of our nonrecourse liabilities. His basis will be decreased, but not below zero, by his share of our distributions, by his share of our losses, by any decrease in his share of our nonrecourse liabilities and by his share of our expenditures that are not deductible in computing our taxable income and are not required to be capitalized.

Limitations on Deductibility of the Company's Losses

The deduction by a Member of that Member's share of our losses will be limited to that Member's tax basis in his membership interest and, in the case of an individual Member or a corporate Member who is subject to the "at risk" rules, to the amount for which the Member is considered to be "at risk" with respect to our activities, if that is less than the Member's tax basis. A Member must recapture losses deducted in previous years to the extent that our distributions cause the Member's at risk amount to be less than zero at the end of any taxable year. Losses disallowed to a Member or recaptured as a result of these limitations will carry forward and will be allowable to the extent that the Member's tax basis or at risk amount, whichever is the limiting factor, subsequently increases. Upon the taxable disposition of a membership interest, any gain recognized by a Member can be offset by losses that were previously suspended by the at risk limitation but may not be offset by losses suspended by the basis limitation.

In general, a Member will be at risk to the extent of the Member's tax basis in the Member's membership interests, excluding any portion of that basis attributable to the Member's share of our nonrecourse liabilities, reduced by any amount of money the Member borrowers to acquire or hold the Member's membership interest if the lender of such borrowed funds owns an interest in us, is related to such a person or can look only to membership interests for repayment. A Member's at risk amount will increase or decrease as the tax basis of the Member's interest increases or decreases, other than tax basis increases or decreases attributable to increases or decreases in the Member's share of our nonrecourse liabilities. Certain exceptions apply to the exclusion of nonrecourse liabilities from the amount a Member is deemed to have at risk in the case of "qualified nonrecourse financing." However, it is unclear whether any financing incurred by the Company will qualify as such.

The passive loss limitations generally provide that individuals, estates, trusts, certain closely-held corporations and personal service corporations can deduct losses from passive activities, which include any trade or business activity in which the taxpayer does not materially participate, only to the extent of the taxpayer's income from those passive activities. Moreover, the passive loss limitations are applied separately with respect to each publicly traded partnership. Consequently, any passive losses generated by us will only be available to our Members who are subject to the passive loss rules to offset future passive income generated by us and, in particular, will not be available to offset income from other passive activities, investments, or salary. Passive losses that are not deductible because they exceed a Member's share of our income may be deducted in full when the Member disposes of the Member's entire investment in us in a fully taxable transaction to an unrelated party. The passive activity loss rules are applied after other applicable limitations on deductions such as the at risk rules and the basis limitation.

Pursuant to the provisions of Code Section 183, if we are found not to be engaged in a trade or business, or involved in an activity for the production or collection of income or for the management, conservation or maintenance of property held for the production of income, we will not be entitled to many of the deductions which otherwise would be available. Whether we are engaged in such activities is determined at the partnership (limited liability company) level. The ultimate question is whether our primary purpose and intention in engaging in our activities is to make a profit.

The relevant factors to be considered in determining whether an activity is engaged in for profit include the manner in which the taxpayer carries on the activity, the expertise of the taxpayer or his or her advisors, the time and effort expended in carrying on the activity, the expectation that assets used in the activity may appreciate in value, and the success of the taxpayer in carrying on other similar activities. The question of whether a profit objective exists is primarily an issue of fact, an affirmative answer to which depends on the actual intent of a particular taxpayer as evidenced by the foregoing factors. In the case of a partnership, the intent is usually determined by looking at the actions taken by the general partners.

The Company's managers intend that the Company will engage in its activities to make a profit. Nevertheless, if the IRS determines that the Company is not engaged in its activities to make a profit and such determination is sustained, adverse provisions of Code Section 183 would then become applicable. Code Section 183 also provides that an activity is engaged in for profit and that the deductions arising therefrom will be allowable if the income from the activity exceeds the deductions attributable thereto in at least three out of five consecutive years. It is not possible to predict whether we will meet this test for the first five years of our operations.

Limitations on Interest Deductions

The deductibility of a non-corporate taxpayer's "investment interest expense" is generally limited to the amount of such taxpayer's "net investment income." A Member's share of our portfolio income will be treated as investment income. Investment interest expense includes (i) interest on indebtedness properly allocable to property held for investment, (ii) our interest expense attributed to portfolio income, and (iii) the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income. The computation of a Member's investment interest expense will take into account interest on any loan incurred to purchase or carry a membership interest. Net investment income includes gross income from property held for investment and amounts treated as portfolio income pursuant to the passive loss rules less deductible expenses, other than interest, directly connected with the production of investment income and certain gains attributable to the disposition of property held for investment.

Tax Treatment of Operations

Accounting Method and Taxable Year

We currently use the year ending December 31 as our taxable year and we have adopted the accrual method of accounting for federal income tax purposes. Each Member will be required to include in income for each of the Member's taxable years the Member's share of our income, gain, loss and deduction for each of our taxable years that ends within or with each of his taxable years. In addition, a Member who disposes of all of his membership interests following the close of our taxable year but before the close of his taxable year must include his share of our income, gain, loss and deduction for such short period in income in his taxable year that includes such disposition.

Initial Tax Basis, Depreciation, Amortization and Certain Nondeductible Items

We use the adjusted tax basis of our various assets for purposes of computing depreciation and cost recovery deductions and gain or loss on any disposition of such assets. If we dispose of depreciable property, all or a portion of any gain may be subject to the recapture rules and taxed as ordinary income rather than capital gain.

The costs incurred in promoting the issuance of membership interests (i.e., syndication expenses) must be capitalized and cannot be deducted by us currently, ratably or upon our termination. Uncertainties exist regarding the classification of costs as organization expenses, which may be amortized, and as syndication expenses, which may not be amortized.

Section 754 Election

Although not yet determined, we may make the election permitted by Section 754 of the Code, which would permit us to adjust the tax basis of our assets as to each purchaser of our membership interests pursuant to Section 743(b) of the Code to reflect the purchaser's purchase price. The Section 743(b) adjustment would provide a purchaser with the equivalent of an adjusted tax basis in the purchaser's share of our assets equal to the value of such share that is indicated by the amount that the purchaser paid for the membership interest.

A Section 754 election would be advantageous if the transferee's tax basis in the transferee's membership interest is higher than such interest's share of the aggregate tax basis of our assets immediately prior to the transfer because the transferee would have, as a result of the election, a higher tax basis in the transferee's share of our assets. Conversely, a Section 754 election would be disadvantageous if the transferee's tax basis in the transferee's membership interest is lower than such interest's share of the aggregate tax basis of our assets immediately prior to the transfer. The Section 754 election is irrevocable without the consent of the IRS.

If the Section 754 election is made, the calculations involved in that election would be complex and would be made by us on the basis of certain assumptions as to the value of our assets and other matters. There is no assurance that any determinations made by us would prevail if challenged by the IRS and that the deductions resulting from them would not be reduced or disallowed altogether.

Valuation of the Company's Property and Basis of Properties

The federal income tax consequences of the ownership and disposition of membership interests could depend in part on our estimates of the fair market values and our determinations of the adjusted tax bases of our assets. Although we may from time to time consult with professional appraisers with respect to valuation matters, we will likely make most of any required fair market value estimates ourselves. These estimates and determinations are subject to challenge and will not be binding on the IRS or the courts. If such estimates or determinations of basis are subsequently found to be incorrect, the character and amount of items of income, gain, loss or deductions previously reported by Members might change, and Members might be required to adjust their tax liability for prior years.

Entity-Level Collections

If we are required or elect under applicable law to pay any federal, state or local income tax on behalf of any Member, we will pay those taxes from our funds. Such payment, if made, will be treated as a distribution of cash to the Member on whose behalf the payment was made.

Disposition of Membership Interests

Recognition of Gain or Loss

A Member will recognize gain or loss on a sale of his Class C Membership Interest equal to the difference between the amount realized and the Member's tax basis in the membership interest sold. A Member's amount realized is measured by the sum of the cash and the fair market value of other property received plus his share of our nonrecourse liabilities. Because the amount realized includes a Member's share of any of our nonrecourse liabilities, the gain recognized on the sale of a membership interest could result in a tax liability in excess of any cash received from such sale.

Gain or loss recognized by a Member on the sale or exchange of a membership interest will generally be a capital gain or loss. Capital gain recognized on the sale of a membership interest held for more than one year will generally be taxed at a maximum rate of 20%. A portion of this gain or loss (which could be substantial), however, will be separately computed and will be classified as ordinary income or loss under Section 751 of the Code to the extent attributable to assets giving rise to depreciation recapture or other unrealized receivables or to certain inventory items owned by us. Ordinary income attributable to unrealized receivables, inventory items and depreciation recapture may exceed net taxable gain realized upon the sale of the membership interest and will be recognized even if there is a net taxable loss realized on the sale of the membership interest. Thus, a Member may recognize both ordinary income and a capital loss upon a disposition of his membership interest. Net capital loss may offset no more than $3,000 of ordinary income in the case of individuals and may only be used to offset capital gain in the case of corporations.

Allocations Between Transferors and Transferees

In general, we will prorate our annual taxable income and losses on a daily basis. However, gain or loss realized on a sale or other disposition of our assets other than in the ordinary course of business will be allocated among the Members on the date on which that gain or loss is recognized. If this method is not allowed, at any time, under the Treasury Regulations, our taxable income or losses might have to be reallocated among the Members.

Constructive Termination

The Company will be considered terminated if there is a sale or exchange of 50% or more of the total membership interests in our capital and profits within a 12-month period. Any such termination would result in the closing of our taxable year for all Members. New tax elections required to be made by us, including, if desired, a new election under Section 754 of the Code, must be made subsequent to a termination and a termination could result in a deferral of our deductions for depreciation. A termination could also result in penalties if we were unable to determine that the termination had occurred. Moreover, a termination might either accelerate the application of, or subject us to, any tax legislation enacted prior to the termination.

Administrative Matters

Information Returns and Audit Procedures

We intend to furnish to each Member, within 75 days after the close of each calendar year, certain tax information, including a Schedule K-1, which sets forth such Member's share of our income, gain, loss and deduction for our preceding taxable year. In preparing this information, which will generally not be reviewed by counsel, we will use various accounting and reporting conventions. We cannot assure prospective Members that the IRS will not successfully contend in court that such accounting and reporting conventions are impermissible. Any such challenge by the IRS could negatively affect the tax consequences to holders of the membership interests.

The IRS may audit our federal income tax information returns. Adjustments resulting from any such audit may require each Member to adjust a prior year's tax liability, and possibly may result in an audit of the Member's own return. Any audit of a Member's return could result in adjustments not related to our returns as well as those related to our returns. Partnerships (including limited liability companies treated as partnerships) generally are treated as separate entities for purposes of federal tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction is determined in a partnership proceeding rather than in separate proceedings with the partners (Members). The Code provides for one partner (Member) to be designated as the "tax matters partner" for these purposes. Our Operating Agreement appoints Harold L. Styer, Jr. as our tax matters partner.

The tax matters partner will make certain elections on our behalf and on behalf of the Members and can extend the statute of limitations for assessment of tax deficiencies against Members with respect to items in our returns. The tax matters partner may bind a Member with less than a 1% profits interest in us to a settlement with the IRS unless that Member elects, by filing a statement with the IRS, not to give such authority to the tax matters partner. The tax matters partner, if properly authorized, may seek judicial review, by which all the Members are bound, of a final partnership administrative adjustment and, if the tax matters partner fails to seek judicial review, such review may be sought by any Member having at least a 1% interest in our profits and by the Members having in the aggregate at least a 5% profits interest. However, only one action for judicial review will go forward, and each Member with an interest in the outcome may participate. However, if we elect to be treated as a large partnership, which we do not intend to do, a Member will not have a right to participate in settlement conferences with the IRS or to seek a refund.

A Member must file a statement with the IRS identifying the treatment of any item on his federal income tax return that is not consistent with the treatment of the item on our return. Intentional or negligent disregard of the consistency requirement may subject a Member to substantial penalties.

<u>Registration as a Tax Shelter</u>

The Code requires that "tax shelters" be registered with the IRS. Based on financial and other projections of the Company's operations, our board of managers has concluded that a person could not reasonably infer from such projections that we are or will be a "tax shelter" for purposes of such registration requirement. Accordingly, we do not intend to register as a "tax shelter" with the IRS. Our determination is not binding on the IRS and any successful challenge of such determination by the IRS could result in the imposition of penalties for failure to so register and failure to comply with certain procedural requirements imposed on entities required to register.

Accuracy-Related Penalties

An additional tax equal to 20% of the amount of any portion of an underpayment of tax which is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements, is imposed by the Code. No penalty will be imposed, however, with respect to any portion of an underpayment if it is shown that there was a reasonable cause for that portion and that the taxpayer acted in good faith with respect to that portion.

A substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000 ($10,000 for most corporations). The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return (i) with respect to which there is, or was, "substantial authority" or (ii) as to which there is a reasonable basis and the pertinent facts of such position are disclosed on the return. More stringent rules apply to "tax shelters," a term that in this context does not appear to include us. If any item of our income, gain, loss or deduction included in the distributive shares of Members might result in such an "understatement" of income for which no "substantial authority" exists, we must disclose the pertinent facts on our return. In addition, we will make a reasonable effort to furnish sufficient information for Members to make adequate disclosure on their returns to avoid liability for this penalty.

A substantial valuation misstatement exists if the value of any property, or the adjusted basis of any property, claimed on a tax return is 200% or more of the amount determined to be the correct amount of such valuation or adjusted basis. No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000 ($10,000 for most corporations). If the valuation claimed on a return is 400% or more than the correct valuation, the penalty imposed increases to 40%.

State, Local and Other Tax Considerations

In addition to federal income taxes, a Member will be subject to other taxes, such as state and local income taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which he resides or in which we do business or own property. Although an analysis of those various taxes is not presented here, each prospective Member should consider their potential impact on such person's investment in us. A Member will be required to file state income tax returns and to pay state income taxes in Pennsylvania or in any other state in which we do business or own property and may be subject to penalties for failure to comply with those requirements. In certain states (such as Pennsylvania in the case of individuals), tax losses may not produce a tax benefit in the year incurred and also may not be available to offset income in subsequent taxable years. We will be required to withhold a percentage of income from amounts to be distributed to a Member who is not a resident of Pennsylvania. Withholding, the amount of which may be greater or less than a particular Member's income tax liability to the state, generally does not relieve the non-resident Member from the obligation to file an income tax return. Amounts withheld may be treated as if distributed to Members for purposes of determining the amounts distributed by us.

It is the responsibility of each Member to investigate the legal and tax consequences, under the laws of pertinent states and localities, of his investment in us. Accordingly, each prospective Member should consult, and must depend upon, his own tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each Member to file all state and local, as well as U.S. federal, tax returns that may be required of such Member. Stevens & Lee, P.C. has not rendered an opinion on the state or local tax consequences of an investment in us.

EXPERTS

The financial statements of Greenbriars Founders, L.L.C. at August 31, 2002, and December 31, 2001, and for the eight (8) month period ended August 31, 2002, the period from June 4, 2001 (Date of Inception) to December 31, 2001, and the period from Date of Inception to August 31, 2002, have been audited Herbein + Company, Inc., independent certified public accountants, as set forth in their report thereon included therein and incorporated herein by reference, and been included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing matters.

LEGAL MATTERS

Certain legal matters have been passed upon for Greenbriar Founders, L.L.C. by Stevens & Lee, P.C., Reading, Pennsylvania.

GREENBRIAR FOUNDERS, L.L.C.
d/b/a LEDGEROCK GOLF CLUB
(A DEVELOPMENT STAGE COMPANY)

INDEX TO AUDITED FINANCIAL STATEMENTS

HERBEIN+COMPANY, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Members of Polaris International, N.A., Pennsylvania Institute of CPAs,
American Institute of Certified Public Accountants Div. of CPA Firms/SEC & Private Practice Sections
www.herbein.com

To the Members
Greenbriar Founders, L.L.C.
d/b/a Ledgerock Golf Club
(A Development Stage Company)
Mohnton, Pennsylvania

Independent Auditor's Report

We have audited the accompanying balance sheets of Greenbriar Founders, L.L.C. d/b/a Ledgerock Golf Club (A Development Stage Company) as of August 31, 2002 and December 31, 2001, and the related statements of income and members' equity and cash flows for the eight months ended August 31, 2002 and the periods from June 4, 2001 (date of inception) to December 31, 2001 and from June 4, 2001 (date of inception) to August 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Greenbriar Founders, L.L.C. d/b/a Ledgerock Golf Club as of August 31, 2002 and December 31, 2001, and the results of its operations and its cash flows for the eight months ended August 31, 2001 and the periods from June 4, 2001 (date of inception) to December 31, 2001 and from June 4, 2001 (date of inception) to August 31, 2002 in conformity the accounting principles generally accepted in the United States of America.

Herbein + Company, Inc.

Reading, Pennsylvania
November 12, 2002

HERBEIN+COMPANY, INC.
401 Oley Street Reading, PA 19601-2596 Telephone: 610-378-1175 Facsimile: 610-378-0999
reading@herbein.com

Other Offices: PITTSBURGH POTTSTOWN GREENSBURG WYOMISSING

GREENBRIAR FOUNDERS, L.L.C.
d/b/a LEDGEROCK GOLF CLUB
(A DEVELOPMENT STAGE COMPANY)

(Audited)
Balance Sheets

	August 31, 2002	December 31, 2001
ASSETS		
CURRENT ASSETS		
Cash	$ 194,028	$ 4,147
PROPERTY AND EQUIPMENT		
Land and Improvements	1,581,527	1,188,369
Buildings	543,704	543,704
Furniture and fixtures	5,689	5,689
Machinery and equipment	16,412	15,312
	2,147,332	1,753,074
Accumulated depreciation	(5,273)	(2,364)
Net Property and Equipment	2,142,059	1,750,710
TOTAL ASSETS	$2,336,087	$1,754,857
LIABILITIES AND MEMBERS' EQUITY		
CURRENT LIABILITIES		
Payroll tax withholdings	$ 0	$ 1,398
NOTES PAYABLE	1,510,000	1,100,000
TOTAL LIABILITIES	1,510,000	1,101,398
MEMBERS' EQUITY		
Members' Equity contributions	1,050,000	743,234
Deficit Accumulated during the development stage	(223,913)	(89,775)
TOTAL MEMBERS' EQUITY	826,087	653,459
TOTAL LIABILITIES AND MEMBERS' EQUITY	$2,336,087	$1,754,857

See accountants' report and accompanying notes.

GREENBRIAR FOUNDERS, L.L.C.
d/b/a LEDGEROCK GOLF CLUB
(A DEVELOPMENT STAGE COMPANY)

(Audited)
Statements of Income

	Eight Months Ended August 31, 2002	For the Period June 4, 2001 (Date of Inception) through December 31, 2001	For the Period June 4, 2001 (Date of Inception) through August 31, 2002
OPERATING EXPENSES			
Salaries	$35,381	$18,900	$54,281
Advertising	2,588	0	2,588
Bank charges	36	0	36
Cart leases	2,766	0	2,766
Depreciation	2,909	2,364	5,273
Employee benefits	3,371	2,379	5,750
Extermination	286	286	572
Gasoline and oil	692	1,156	1,848
Insurance	4,579	4,215	8,794
Organizational Costs	9,700	23,383	33,083
Payroll taxes	12,228	1,778	14,006
Postage	163	0	163
Real estate taxes	20,511	12,434	32,945
Repairs and maintenance	11,776	655	12,431
Shop supplies	10,293	0	10,293
Start-Up Costs	14,875	21,657	36,532
Telephone	1,126	0	1,126
Trash removal	907	0	907
Utilities	3,151	2,968	6,119
Total Expenses	137,338	92,175	229,513
OTHER INCOME (EXPENSES)			
Rental Income	3,200	2,400	5,600
DEFICIT ACCUMULATED DURING DEVELOPMENT STAGE	$(134,138)	$(89,775)	$(223,913)

See accountants' report and accompanying notes.

GREENBRIAR FOUNDERS, L.L.C.
d/b/a LEDGEROCK GOLF CLUB
(A DEVELOPMENT STAGE COMPANY)

(Audited)
Statements of Members' Equity

	Eight Months Ended August 31, 2002	For the Period June 4, 2001 (Date of Inception) through December 31, 2001	For the Period June 4, 2001 (Date of Inception) through August 31, 2002
MEMBERS' EQUITY AT BEGINNING OF PERIOD	$ 653,459	$ 0	$ 0
Additional Contributions	306,766	743,234	1,050,000
MEMBERS' EQUITY AT END OF PERIOD	$826,087	$653,459	$826,087

See accountants' report and accompanying notes.

GREENBRIAR FOUNDERS, L.L.C.
d/b/a LEDGEROCK GOLF CLUB
(A DEVELOPMENT STAGE COMPANY)

(Audited)
Statements of Cash Flows

	Eight Months Ended August 31, 2002	For the Period June 4, 2001 (Date of Inception) through December 31, 2001	For the Period June 4, 2001 (Date of Inception) through August 31, 2002
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net loss	($134,138)	($ 89,775)	($223,913)
Adjustments to reconcile net loss to net cash from operating activities:			
Depreciation	2,909	2,364	5,273
Changes in:			
Payroll taxes payable	(1,398)	1,398	0
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	(132,627)	(86,013)	(218,640)
CASH FLOWS FROM INVESTING ACTIVITIES			
Land and improvements	(393,158)	(1,188,369)	(1,581,527)
Buildings	0	(543,704)	(543,704)
Furniture and fixtures	0	(5,689)	(5,689)
Machinery and equipment	(1,100)	(15,312)	(16,412)
NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES	(394,258)	(1,753,074)	(2,147,332)
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from issuance of notes payable	410,000	1,100,000	1,510,000
Contributions of capital	306,766	743,234	1,050,000
NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES	716,766	1,843,234	2,560,000
NET INCREASE IN CASH	189,881	4,147	194,028
CASH AT BEGINNING OF PERIOD	4,147	0	0
CASH AT END OF PERIOD	$194,028	$ 4,147	$194,028

See accountants' report and accompanying notes.

GREENBRIAR FOUNDERS, L.L.C.
d/b/a LEDGEROCK GOLF CLUB
(A DEVELOPMENT STAGE COMPANY)

(Audited)
Notes to Financial Statements
August 31, 2002 and December 31, 2001

Greenbriar Founders, L.L.C., a Pennsylvania limited liability company operating under the name of Ledgerock Golf Club, is in the process of developing a golf course and related facilities to own and operate. The Company has been in the development stage since its formation on June 4, 2001. Income will be generated through annual dues and fees charged to each member, the sale of food and drink, green fees, cart rental fees, merchandise and golf lessons.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Interim Income Statements:
In the opinion of management, all adjustments considered necessary for a fair presentation of the results for the interim periods have been included.

Use of Estimates:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Property and Equipment:
Property and equipment are stated at cost. Depreciation is determined principally on straight-line and accelerated methods over estimated useful lives of the assets for financial statement purposes and for income tax purposes. Depreciation lives range as follows:

Buildings and improvements	27 1/2 - 40 years
Furniture and fixtures	7 years
Machinery and equipment	7 years

The Company has not depreciated any of their fixed assets, with the exception of residential rental property, due to the fact that the entity has yet to begin operations.

Income Taxes:
The Company, as an L.L.C., is not subject to federal or state income taxes in the states in which it operates, and thus the Company's taxable income is reported in the federal and state income tax returns of its members.

Advertising:
Advertising costs, which are not direct-response advertising, are charged to operations when

incurred. Advertising expense for the eight months ended August 31, 2002 and the period ended December 31, 2001 was $2,588 and $0, respectively.

NOTE B – CASH

At August 31, 2002, the Company had cash balances in excess of the federally insured limit of $100,000 in a deposit account at a local bank.

NOTE C – RELATED PARTY TRANSACTIONS

Notes payable represent borrowings from each of the Founding Members (Founders). The Founders loans will begin to accrue interest on a quarterly basis from the date a total of $3,000,000 in Membership Interests have been sold via a Class C Offering at an annual rate equal to prime rate published in the Wall Street Journal on the first business day of such quarter. Interest payments will not be made until Phase I of the Project has been completed, and then only if approved by the Board of Managers. The Company expects to pay principal and interest of the Founder loans on the earlier of the date on which Phase II of the project has been funded, or March 31, 2006. However, the Company is not obligated to repay principal until December 31, 2011. The total amount of notes payable at August 31, 2002 and December 31, 2001 are $1,510,000 and $1,100,000, respectively.

NOTE D – COMMITMENTS

The Company leases two golf carts under operating-type leases. The terms of the initial lease are for a period of 60 months beginning November 16, 2001 and ending October 16, 2006 with monthly payments of $176. The costs incurred of $426 for this lease for the period ended December 31, 2001 were included in start-up costs.

The second lease is for a period of 60 months beginning April 1, 2002 and ending March 31, 2007 with monthly payments of $155.

Total lease expense for the eight months ended August 31, 2002 and the period December 31, 2001 was $2,766 and $0, respectively, which includes application fees of $581 for both leases.

Future minimum lease payments for the twelve months ended August 31 are as follows:

2003	$3,974
2004	3,974
2005	3,974

GREENBRIAR FOUNDERS, L.L.C.
d/b/a LEDGEROCK GOLF CLUB
(A DEVELOPMENT STAGE COMPANY)

(Audited)
Notes to Financial Statements – Continued
August 31, 2002 and December 31, 2001

2006	3,974
2007	1,438
	$17,334

The Company rents a home located on the property on a month-to-month basis for a monthly amount of $400. Rental income for the eight months ended August 31, 2002 and the period ended December 31, 2001 was $3,200 and $2,400, respectively.

PART III

EXHIBITS

Exhibits	Description
2.1	Certificate of Organization, As Amended *
2.2	Second Amended and Restated Operating Agreement (dated as of November 12, 2002)
3.1	Form of Class C Membership Certificate *
4.1	Form of Subscription Agreement, as revised
6.1	Agreement between Rees Jones, Inc. and Greenbriar Founders Incorporated **
6.2	Assignment between Greenbriar Founders Incorporated and Greenbriar Founders, L.L.C. **
6.3	Form of Promissory Note by each Founder in favor of Greenbriar Founders, L.L.C. **
6.4	Amended and Restated Agreement of Sale **
6.5	Promotional Share Lock-In Agreement between Harold L. Styer, Jr. and Greenbriar Founders, L.L.C.
6.6	Promotional Share Lock-In Agreement between John H. Broadbent, Jr. and Greenbriar Founders, L.L.C.
6.7	Promotional Share Lock-In Agreement between Andrew Maier, II and Greenbriar Founders, L.L.C.
9.1	Form of Escrow Agreement *
9.2	Addendum to the Escrow Agreement
10.1	Consents of Stevens & Lee, P.C. (included in opinions filed as Exhibits 11.1 and 11.2)
10.2	Consent of Herbein + Company, Inc.
11.1	Opinion of Stevens & Lee, P.C. (as revised)
11.2	Tax Opinion of Stevens & Lee, P.C.
12.1	Form of Cover Letter *
15.1	Power of Attorney *

* Filed with Preliminary Offering Memorandum dated October 3, 2002
** Previously filed as Exhibits 7.1 through 7.4 to the Preliminary Offering Memorandum dated October 3, 2002.

SIGNATURES

The issuer has duly caused this Amendment No. 1 to Offering Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Reading, Commonwealth of Pennsylvania, on November 18, 2002.

GREENBRIAR FOUNDERS, L.L.C.
(Issuer)

By: *Harold L. Styer, Jr.* *
Harold L. Styer, Jr., Manager, President and Chief Executive Officer

This Amendment No. 1 to Offering Statement has been signed by the following persons in the capacities and on the dates indicated.

Harold L. Styer, Jr. *
Harold L. Styer, Jr.
Manager, President and Chief Executive Officer

Dated: November 18, 2002

Andrew Maier, II *
Andrew Maier, II
Manager, Treasurer and Chief Financial Officer

Dated: November 18, 2002

John H. Broadbent, Jr. *
John H. Broadbent, Jr.
Manager

Dated: November 18, 2002

*By *Frank M. Macerato*
Frank M. Macerato
Attorney-in-Fact

EXHIBIT 2.2

SECOND AMENDED AND RESTATED OPERATING AGREEMENT FOR GREENBRIAR FOUNDERS, L.L.C. A PENNSYLVANIA LIMITED LIABILITY COMPANY

THIS SECOND AMENDED AND RESTATED OPERATING AGREEMENT (this "Agreement") is made this 12th day of November, 2002, by and among the Managers of Greenbriar Founders, L.L.C., a Pennsylvania limited liability company, referred to in this Agreement as the "Company" on behalf of each of the existing members of the Company and each of the persons who become members of the Company (collectively, the "Members")

BACKGROUND

A. The existing Members and the Company are parties to an Amended and Restated Operating Agreement dated September 15, 2002, with respect to the Company (the "First Amendment").

B. Pursuant to authority set forth in Section 10.1 of the First Amendment, the Managers of the Company desire to amend certain aspects of the First Amendment in connection with the offer and sale of Class C Membership Interests in the Company, and to restate the First Amendment with such changes as follows:

ARTICLE 1
FORMATION AND PURPOSE

1.1 Name and Formation. The name of the Company shall be "Greenbriar Founders, L.L.C.," also operating under the name "Ledgerock Golf Club" or such other name as the "Managers" of the Company, as hereafter defined in Paragraph 2.1, shall from time to time select. The Company is a limited liability company formed pursuant to the provisions of the Pennsylvania Limited Liability Company Act (the "Act").

1.2 Purpose and Powers. The primary purpose of the Company is to create, develop, own, and operate a golf course and related facilities (the "Golf Club"), as well as to engage in any other lawful act or activity for which a limited liability company may be formed under the Act. The Company shall have the power and is authorized to do any and all acts and things necessary, appropriate, advisable and/or convenient for the furtherance and accomplishment of the purposes of the Company.

1.3 Principal Place of Business. The principal place of business of the Company shall be at 56 Ledgerock Road, Mohnton, PA 19540, or such other place as the Managers from time to time designate in writing. The Company may maintain such other offices at such other places as the Managers deem advisable.

1.4 Registered Office. The registered office of the Company, required by the Act to be maintained in the Commonwealth of Pennsylvania, is 56 Ledgerock Road, Mohnton, PA 19540. The registered office may be changed from time to time by an action of the Managers and by filing the prescribed form with the Pennsylvania Secretary of State.

ARTICLE 2
MANAGEMENT

2.1 The Managers. The Company shall be manager managed. The "Managers" of the Company shall be those Members (as defined in Paragraph 4.1) constituting the Company's Board of Managers (the "Board"). Except during the period prior to the first annual meeting of the Members of the Company, the Board shall consist of not less than five (5), nor more than nine (9) Managers, as determined from time to time by the Managers. The Board shall always have a minimum of three (3) Class A Members who are elected by the Class A Members voting as a separate class and a minimum of two (2) Class B Members who are elected by the Class B Members voting as a separate class. The method for electing the balance of the Managers shall be determined by the then-current Managers at the time that such positions are authorized; provided, however, that no entity and no person other than a Member is eligible to serve as a Manager.

2.2 Management and Control. Subject to the voting and consent rights of the Members expressly provided herein, the management and control of the Company and of its business and the power to act for and bind the Company shall be vested exclusively in, and all matters and questions of policy and management shall be decided solely by the Board, subject to the authority of the Board to delegate powers and duties as set forth herein. Determinations to be made by the Managers in connection with conduct of the business of the Company shall be made in the manner provided herein. The Board shall have all the rights and powers generally necessary or convenient in connection with the management and operation of the Company and of the business of the Company.

2.3 No Management by Members. Except for the voting rights expressly reserved herein and by the Act for the Members, the Members who are not Managers (and then only in their role as a Manager) shall not be entitled to participate in the management of the affairs of the Company.

2.4 The Initial Managers. Prior to the organizational meeting of the Members, to be held not later than three (3) months following the sale of at least eight (8) Class B Membership Interests, the Board shall consist of the following Class A Members who shall be the sole Managers of the Company: Harold L. Styer, Jr.; John H. Broadbent, Jr.; and Andrew Maier, II. Each of the Class A Members hereby agree to cast their votes for the election of Managers at such time such that Harold L. Styer, Jr., John H. Broadbent and Andrew Maier, II shall serve as "Managers" for five, four and three consecutive terms immediately following the first annual meeting of the Members, respectively. At such organizational meeting of the Members, the Class B Members shall elect two (2) Class B Members to serve as Managers for a one (1) year term. The Class B Members hereby agree to cast their votes for such Managers such that both Managers are elected for a second consecutive term and at least one of such Managers is elected for a third consecutive term.

2.5 Election and Term of Office of Managers. The first annual meeting of the Members shall be held within eighteen months of the date of this Agreement. Thereafter, an annual meeting of the Members shall be held within six (6) months after the end of each fiscal year. It shall be held for the purpose of electing Managers to fill expired terms as well as for addressing general information and concerns of all Members, including all committee activities and a financial overview. All Managers shall serve for a one (1) year term unless such Manager resigns, is dismissed with or without cause or dies. The Board shall make appointments as necessary to fill any unexpired term resulting from the resignation, dismissal or death of a Manager.

2.6 Term Limits of Managers. No Class B Member or Class C Member, if any, shall serve as a Manager for more than three (3) consecutive terms. Class B Members and Class C Members, if any, shall be eligible for reelection as a Manager after the expiration of one (1) year from the termination of his last term of service. There are no restrictions for Class A Members serving as Managers.

2.7 Managers' Rights and Powers. The Managers shall possess all rights and powers generally conferred by the Act and all rights and powers that are necessary, advisable, or consistent with the Act and with the provisions of this Agreement.

2.8 No Compensation. The Managers shall receive no compensation from the Company for serving as a Manager pursuant to this Agreement. The Company will reimburse Managers for reasonable expenses incurred in connection with such services.

2.9 Good Faith Requirement. The Managers shall manage, or cause to be managed, the affairs of the Company in a prudent and businesslike manner and shall devote such time to the Company affairs as they shall, in good faith, determine is reasonably necessary for the conduct of the affairs of the Company. However, it is expressly understood and agreed that the Managers shall not be required to devote their entire time or attention to the business of the Company.

2.10 Meetings and Votes. The Managers shall conduct meetings of the Board from time to time, upon written notice from any Manager requesting such meeting, which notice shall be delivered to the other Managers no later than five (5) business days prior to the date of the meeting as set forth in the notice. Meetings of the Board shall be held at the principal place of business of the Company or at such other place as the Managers may designate from time to time. A majority of the Managers shall constitute a quorum, and the consent of a majority of the Managers present at a meeting of the Board shall be deemed to be the action of the Board. Each Member of the

Board is entitled to one (1) vote on each issue requiring a vote of the Board.

2.11 Action by Written Consent Without a Meeting. Any action that may be taken at any meeting of the Board may be taken without a meeting and without prior notice if a consent in writing setting forth the action so taken is signed by such Managers as would have been required to take such action at a meeting of the Board under the terms of this Agreement. Any such written consent may be executed and given by telecopy or similar electronic means. Such consents shall be filed with the Company and shall be maintained in the Company's records.

2.12 Resignation or Termination of Managers. A Manager may resign as a Manager by written notice to the Company. Such resignation shall take effect on the date of the receipt of such notice or at any later time as specified in such notice, and unless specified otherwise in such notice, the acceptance of any resignation shall not be necessary to make it effective. Each Class of Members, by affirmative vote of 65% of such Members entitled to vote, may remove any Manager elected by such class with or without just cause. Resignation or termination as a Manager shall not affect the Member's status as a Member of the Company. A Manager shall be deemed to have resigned as a Manager upon the termination or transfer of his Membership in the Company.

2.13 Rules and Regulations. The Board will make and enforce the Rules and Regulations for the Golf Club. The Rules and Regulations may be revised from time to time as necessary at the discretion of the Managers.

2.14 Committees. By resolution, the Managers may designate one or more ad hoc or standing committees that may exercise the authority of the Managers delegated to such committee in such resolution, and may designate one or more Managers to serve as members of any committee.

2.15 Affiliated Transactions. Any material transaction between the Company and any Manager or any Affiliate of any Manager must be authorized by a majority of the Managers who do not have an interest in such transaction. For purposes hereof, the term "Affiliate" shall mean any individual or legal entity who, directly or indirectly, controls, is controlled by, or is under common control with, the individual specified herein, and the term "control" shall mean the power to direct or influence the direction of the management or policies of a legal entity, directly or indirectly, through the ownership of voting securities, by contract or otherwise.

ARTICLE 3
OFFICERS

3.1 General Power and Authority. The Members acknowledge that the business and affairs of the Company shall be controlled by the Managers. The daily operation of the business of the Company may be delegated at the option of the Managers, to officers elected by majority vote of the Managers. Officers shall include a President, Secretary and Treasurer, each of whom shall be elected from among the Managers. The Managers, in their discretion may also elect one or more Vice-Presidents. The Secretary and the Treasurer may be the same person. Only Members serving as Managers may serve as officers.

3.2 Initial Officers. Harold L. Styer, Jr. shall be the initial President of the Company and shall serve in such position for a term ending on the date of the fifth annual meeting of the Members, and Andrew Maier, II, shall be the initial Secretary/Treasurer to serve for a term ending on the date of the third annual meeting of the Members.

3.3 Resignation or Termination of Officers. Any officer may resign at any time by written notice to the Board. Any resignation shall take effect at the date of the receipt of such notice or at any later time specified in such notice, and unless otherwise specified in such notice, the acceptance of any resignation shall not be necessary to make it effective. The Managers may dismiss any officer, with or without cause, by a majority vote. Resignation or termination as an officer does not affect such person's status as a Manager.

3.4 Vacancies in Offices. Pending election pursuant to Paragraph 3.1, the President may fill by appointment any vacancy in any office occurring for any reason.

3.5 Powers. Each of the officers shall have such powers and duties of management usually vested in the office of the respective officer of a corporation, and shall have such other powers and duties as may be prescribed from time to time by the Managers.

ARTICLE 4
MEMBERS

4.1 Classes and Numbers of Members. This Agreement establishes a maximum of three hundred (300) Membership Interests. All persons holding a Membership Interest (the "Members") shall automatically hold a Membership in the Golf Club and be entitled to golfing and related privileges at the Golf Club. Persons who purchase newly issued Membership Interests from the Company (as opposed to transfers from other Members) shall become Members hereunder and members in the Golf Club on the first day of the first month immediately following such purchase. The following classes of Membership Interests, Members and numbers of each class are hereby established by this Agreement as follows:

(a) Class A: The Company is authorized to sell a maximum of three (3) Membership Interests designated as "Class A Membership Interests," and each such person purchasing such interest and their permitted transferees shall be designated as a "Class A Member." An original Class A Member is entitled to a lifetime family Class A Membership in the Golf Club, which includes an exemption from all annual fees, green fees, cart rental fees, and monthly food minimum fees for such Member, and his/her spouse and dependent children up to and including the age of 21 years; provided, however, if such Class A Membership is Transferred (as defined hereinafter), the foregoing exemptions shall expire on the 10th anniversary of the opening of the Golf Club with respect to the transferee. Each Class A Member shall receive one (1) transferable Class C Membership Interest which cannot be activated or sold until the Company has sold two hundred thirty (230) Membership Interests in the aggregate.

(b) Class B: The Company is authorized to sell a maximum of fifteen (15) Membership Interests designated as "Class B Membership Interests," and each such person purchasing such interest and their permitted transferees shall be designated as a "Class B Member." A Class B Member is entitled to a Class B Membership in the Golf Club which includes an exemption from individual and spouse annual membership fees for the first ten (10) years that the club is operational.

(c) Class C: Subject to a total of 300 Membership Interests, the Company is authorized to sell a maximum of two hundred and eighty-nine (289) Membership Interests designated as "Class C Membership Interests," and each such person purchasing such interest and their permitted transferees shall be designated as a "Class C Member."

4.2 Membership Capital Contributions. Each Class A Member shall make an initial Capital Contribution (described in Article 6) in the amount of $250,000 to the Company. Each Class B Member shall make as initial Capital Contribution in the amount of $75,000 to the Company. Each Class C Member shall make a initial Capital Contribution in an amount determined by the Board at the time such interests are offered for sale.

4.3 New Members. A person may become a Member of the Company if approved by vote of a majority of the Managers, provided that the person makes a Capital Contribution to the Company in an amount specified in Paragraph 4.2. Such Capital Contribution constitutes the purchase of a Membership Interest in the Company as described in Paragraph 7.4.

4.4 Rights of Members. Each Member shall have such rights and privileges of Membership as determined by the Managers from time to time, but which shall always be consistent with the Company's offering memorandum under which such Member purchases his/her Membership Interest. All Membership privileges will be subject to this Agreement, including, but not limited to, compliance with the Golf Club Rules and Regulations.

4.5 Vote Rights of the Members. In matters which affect only one class of Members, each Member within the affected class shall be entitled to one vote on each issue. Class A and Class B Members will vote within their respective classes for Managers to serve on the Board as described in Paragraph 2.1. In matters affecting all classes, each Class A Member shall be entitled to ten (10) votes, each Class B Member shall be entitled to three (3) votes, and each Class C Member shall be entitled to one (1) vote. No Member shall have the right to split or cumulate his/her votes All Members shall have the right to vote on the following matters:

(a) any change in the maximum number of Members or any changes in the Classes of Members;
(b) any Capital Call as defined in Paragraph 6.3
(c) any transaction involving any potential conflict of interest;
(d) the transfer or disposition of all or substantially all of the Company assets outside the ordinary course of business;
(e) any transaction involving the sale or merger or consolidation of the Company with or into any other entity; and
(f) the dissolution or termination of the Company.

4.6 Liability of Members or Managers to Third Parties. A Member or Manager shall not be liable for the debts, obligations or liabilities of the Company, including under a judgment decree or order of a court, except to the extent that the Company is liable as a direct result of an action beyond the scope of authority or the misconduct of a Member or Manager.

ARTICLE 5
MEETINGS OF THE MEMBERS

5.1 Notice of Meetings. For any meeting at which a matter is to be voted on by the Members or a class of Members, the Company must give to each Member, or each Member of the affected class, as applicable, notice of the time, place and purpose of the meeting. Written notice of such shall be delivered personally to each Member or sent to each Member by U.S. mail or facsimile machine at the Member's address as shown on the records of the Company. For a mailed notice, the notice must be deposited in the U.S. mail at least five (5) days prior to the time the meeting is scheduled to be held. Other types of notice must be sent or delivered at least two (2) days prior to the time the meeting is scheduled to be held.

5.2 Record Date. Only persons whose names are listed as Members in the official records of the Company ten (10) days before any meeting of the Members shall be entitled to notice of or to vote at that meeting.

5.3 Quorum. At all meetings of the Members, or any class thereof, fifty-one per cent (51%) of the total votes that can be cast by all Members in the official records shall be necessary and sufficient to constitute a quorum for the transaction of business. Unless other required by the Act or hereunder, the consent of a majority of the total votes represented by the Members present at a meeting (whether in person or by proxy) shall be deemed to be the action of the Members.

5.4 Vote by Proxy. Members may vote either in person or by proxy. Proxies must be executed in writing. A telegram, telex, cablegram, or similar transmission by the Member, or a photographic, photostatic, facsimile, or similar reproduction of a writing executed by a Member is deemed an execution in writing for the purposes of this provision. All proxies shall be included in determining the presence of a quorum.

ARTICLE 6
CAPITAL MATTERS

6.1 Initial Capital Contributions. The equity contribution (the "Capital Contribution") required of each Class of Member is specified in Paragraphs 4.2 and 6.3. Such Capital Contributions by the Members shall be paid within the time designated by the Board in applicable subscription agreement for such Membership Interest.

6.2 Capital Accounts. A "Capital Account" shall be established for each Member in the amount of such Member's Capital Contribution. The Capital Account of a Member shall be increased by the amount of income or gain allocated to such Member pursuant to this Agreement and shall be decreased by the amount of loss, deduction, or non-deductible expenditure allocated to such Member pursuant to this Agreement. For any Members who has not been a Member of the Company for an entire fiscal year, the amount of income, gain, loss, deduction, or non-deductible expense allocated to such Member shall be prorated based on the number of days during such fiscal year that such person is a Member. It is intended that the Capital Accounts of all Members shall be maintained in compliance with the provisions of Treas. Reg. § 1.704-1(b), and all provisions of this Agreement relating to the maintenance of Capital Accounts shall be interpreted and applied in a manner consistent with that Regulation.

6.3 Capital Calls. Any additional Capital Contribution to the Company shall require the affirmative vote of seventy-five percent (75%) of the total votes that can be cast by all Members. Upon such affirmative vote, each Member shall contribute such approved, additional capital, on a pro-rata basis in proportion to the amount of such Member's Capital Account, to the Company in accordance with the terms and conditions approved by such Members. The failure of any Member to pay the Capital Contribution by the prescribed deadline shall constitute grounds for disciplinary action by the Company, which may include suspension from the Golf Club. The Company is hereby authorized place a lien against the Membership Interest of any Member who fails to make any additional Capital Contribution which has been authorized by the Members.

6.4 Loans. Upon the vote of a majority of the Managers, a Class A Member may make a loan to the Company. Such loan shall be upon such terms and conditions as the Board and such Member shall agree, but such Member shall be entitled to interest at no less than the then prevailing prime rate of interest and shall be entitled to receive collateral for any loan made.

6.5 Dues and Fees. The Golf Club's annual membership dues will coincide with the fiscal year of the Company which will constitute the twelve (12) month period commencing on January 1st and ending on December 31st. Each year the Board will determine the amount of annual dues to be paid by each Member, spouse and dependent. Each year the Board will also determine the green fees, cart fees, and monthly food minimum. In order to remain in good standing, each Member shall pay all dues, fees, and charges within the prescribed time period as established by the Board. Failure to do so shall constitute grounds for forfeiture of Membership privileges in the Golf Club.

ARTICLE 7
ALLOCATION OF PROFITS AND LOSSES

7.1 Net Profits and Losses. Except as otherwise provided herein or by the Code or the regulations thereunder, the "Net Profits and Losses" of the Company shall be the net profits and losses of the Company for Federal income tax purposes as shown on the returns filed by the Company with the Internal Revenue Service.

7.2 Allocation of Tax Items. Except as otherwise provided herein or by the Code or the regulations thereunder, the Net Profits and Losses, including each item of income, gain, loss, deduction or credit entering into the computation thereof shall be allocated to the Members each year in proportion to the amount of such Member's Capital Account at the end of such fiscal year.

7.3 Tax Liability Distributions; Priority Returns to Class A and Class B Members. Except as set forth in Paragraph 9.1 hereof, the Board shall have complete discretion regarding whether to distribute cash to the Members; provided, however, that, to the extent that cash is distributed to the Members, such distributions shall be in the following amounts and priorities with respect to each fiscal year of the Company:

(a) Tax Liability Distributions. First, to each of the Members in proportion to the amount of their Capital Accounts (determined as of the last day in the applicable period) in an amount sufficient to enable such Members to pay all federal and Pennsylvania income taxes on their share of the Company's items of income, gain, loss, deduction and credit for such period, if any, assuming Members are subject to tax at the highest federal and Pennsylvania income tax rate;

(b) Priority Return to Class A and Class B Members. Second, to each of the Class A and Class B Members in an amount such that each Class A Member will receive 3.5 times the amount of distribution as each of the Class B Members. Each of Class A Members shall receive the same amount of distribution, and each of the Class B Members shall receive the same amount of distribution. No distributions, other than the tax liability distributions described in Subparagraph (a) above, shall be made to any Class C Member unless and until each Class A Member has received a priority return of $175,000.00 in the aggregate, and each Class B Member has received a priority return of $50,000.00 in the aggregate pursuant to this Subparagraph (b). At such time as the Class A and Class B Members have received all of their respective priority returns, the priority returns shall be discontinued; and

(c) Allocation Per Capital Accounts. Finally, at such time as the Class A Members have received priority distributions equal to $175,000.00 in the aggregate and the Class B Members have received priority distributions equal to $50,000.00 in the aggregate, to each of the Class A Members, the Class B Members and the Class C Members in proportion to the amount of their Capital Accounts (determined as of the last day in the applicable period after taking account of the distributions make pursuant to Subparagraphs (a) and (b) above.

7.4 Membership Interests. Each Member's Capital Account balance, together with such Member's privileges as a Member of the Company shall constitute such Member's "Membership Interest".

7.5 Allocations to Reflect Transfers of Interest. Upon the Transfer (as hereinafter defined) of all or any part of the Membership Interest of a Member as herein provided, the Net Profits and Losses attributable to the Membership Interest so transferred shall be allocated between the transferor and transferee as of the effective date of Transfer, and such allocation shall be based upon the number of days during the applicable fiscal year of the Company that the Membership Interest so transferred was held by each of them, without regard to the results of Company activities during the period in which each was the holder; provided, however, that Net Profit on Sale and Net Loss on Sale attributable to asset sales or other capital events shall be allocated in accordance with the Interests in the Company as held on the date of the asset sale or other capital event giving rise to such Net Profit on Sale or Net Loss on Sale. Cash distributions shall be made to the holder of record of the Membership Interest on the date of distribution.

7.6 Incorporation of Treasury Regulations. The allocation and capital account maintenance provisions of Treasury Regulations under Section 704 of the Code are hereby incorporated by reference, including a "qualified income offset" within the meaning of Treas. Reg. Section 1.704-1(b)(2)(ii)(d), the rules regarding allocation of "partner nonrecourse deductions" under Treas. Reg. Section 1.704-2(i)(1), "minimum gain chargeback" under Treas. Reg. Section 1.704-2(f) and "partner nonrecourse debt minimum gain chargeback" under Treas. Reg. Section 1.704-2(i)(4), and the limitation on allocation of losses to any Member that would cause a deficit capital account in excess of such Member's capital contribution obligations and share of minimum gain and partner nonrecourse debt minimum gain under Treas. Reg. Section 1.704-1(b)(2)(ii)(d) as modified by Treas. Reg. Sections 1.704-2(g)(1) and 1.704-2(i)(5).

7.7 Tax Matters Partner. Harold L. Styer, Jr. shall be designated as the initial "tax matters partner." Thereafter, a majority of the Managers who are Members shall designate one Manager who is a Member to be the "tax matters partner" of the Company pursuant to Section 6231(a)(7) of the Code.

SECOND AMENDED AND RESTATED OPERATING AGREEMENT FOR GREENBRIAR FOUNDERS, L.L.C. A PENNSYLVANIA LIMITED LIABILITY COMPANY

ARTICLE 8
TRANSFER OF MEMBERSHIP INTERESTS

8.1 Restrictions on Transfers of Membership Interests. No Member shall, in any manner, convey, sell, transfer, pledge, bequeath, donate, assign, encumber or otherwise dispose of, whether voluntarily or involuntarily, including, but not limited to, pursuant to judicial order, legal process, execution, attachment or otherwise (each a "Transfer") any Membership Interest which he now owns or hereafter acquires, except as expressly set forth in this Agreement. Any attempted Transfer of any Membership Interest, or any interest or right therein, made in violation of this Agreement shall be null and void. The transferee of such Membership Interest shall not be entitled to have such Membership Interest transferred upon the books of the Company and no person shall be entitled to receive distributions thereon until such Transfer is rescinded. Notwithstanding anything to the contrary herein, no Member shall be permitted to (a) Transfer a Membership Interest until the Company has 230 Members, except in the event of death, in which case the Transfer must be to an immediate heir or to the Company; or (b) Transfer less than all of his/her entire Membership Interest.

8.2 Transfers to Family. Any Member may Transfer, at any price, either inter vivos or by will or intestacy, his Membership Interest (a) to his or her spouse or issue, (b) to any bona fide trust or trusts solely for the benefit of his or her spouse or issue, or for spouses of his or her issue, or (c) to any limited partnership the sole general partner of which is the Member and which has no partners or members other than the Member, his or her spouse or issue, and/or spouses of his or her issue; provided, however, any transferee pursuant to this Paragraph 8.2 shall, prior to the Transfer of any Membership Interest to such transferee, agree in writing to, and shall, be bound by and to all of the provisions of this Agreement.

8.3 Transfers to the Company. At the discretion of the Company, a Member may Transfer all or any part of his Membership Interest to the Company at such price and on such terms and conditions as the Company and the Member may agree.

8.4 Transfers to Members. A Member may Transfer his Membership Interest at any time, either inter vivos or by will or intestacy, without the approval of the remaining Members to another Member, provided that such Membership Interest shall continue to be subject to all of the provisions of this Agreement.

8.5 Transfers with Consent. A Member may Transfer his Membership Interest to any party provided that such Member shall have received the prior written consent of the Company which the Company may withhold in its sole discretion and provided further that such Transfer is in accordance with the provisions of this Agreement.

8.6 Purchase Right of Company Upon Certain Events. In the event of (i) a Member's death or bankruptcy, or (ii) an involuntary Transfer of any Membership Interest which is or is held to be legally enforceable, then the Company shall have the right, but not the obligation, to repurchase such Membership Interest at its Appraised Value (as defined in Paragraph 8.9), in which event the Member, or estate of the deceased Member, or other transferee in such involuntary Transfer, as the case may be, shall sell the same to the Company. Any decision to purchase such Membership Interest under the terms of this Paragraph 8.8 shall be made by the Managers and shall be made within 90 days after (i) the applicable Member or other person's death or bankruptcy, or (ii) the receipt of notice by the Members of the involuntary Transfer. Closing on such repurchase shall occur within twelve (12) months from the date of such death or bankruptcy.

8.7 Appraised Value. In the event that this Agreement requires that an "Appraised Value" be determined, the Managers shall value the Membership Interest as follows: If the value of the Membership Interest is not agreed upon by the Managers and the affected Member, or the Member's designated representative, within twenty (20) days from the delivery of the notice of the election to repurchase, the Appraised Value shall be determined by two appraisers selected by the Managers. Barring manifest error, the decision of the two appraisers regarding the Appraised Value shall be determinative.

8.8 Certificates For Membership Interests; Legend. All Membership Interests shall be represented by certificates duly signed by the President and Secretary of the Company. Such certificates whether now outstanding or hereafter issued by the Company shall be marked with legend reading substantially as follows for so long as the owner or the Membership Interests are subject to any provision of this Agreement:

> "The securities represented by this certificate have not been registered under the Securities Act of 1933, as amended, or applicable state securities laws. These securities may not be offered for sale, sold or transferred, in the absence of an effective registration statement under such Act and any applicable state securities laws or an opinion of counsel satisfactory to the Company of the availability of an exemption from registration thereunder. The transfer of these securities is further restricted pursuant to the Company's Operating Agreement, a copy of which is available at the Company's offices."

ARTICLE 9
DISSOLUTION AND TERMINATION

9.1 Termination of the Company. The Company may be terminated and dissolved by the affirmative vote of a majority of the Managers followed by the affirmative vote of a majority of the total votes that can be cast by the Members. Upon termination of the Company as herein provided, a full and general accounting shall be taken of the Company's business, and the affairs of the Company shall be brought to completion. Any net profits or net losses earned or incurred since the previous accounting shall be allocated among the Members. The Managers shall complete and liquidate the Company by selling the Company's assets and distributing the net proceeds therefrom, in cash, after the payment of all Company liabilities (including expenses and fees incurred in connection with the sale of assets and liquidation), to the Members in proportion to the positive balances in their respective Capital Accounts.

9.2 Continuing Governance. In the event of the dissolution of the Company, the business affairs of the Company shall continue to be governed by the terms of this Agreement during the completion of the Company's business and affairs.

ARTICLE 10
AMENDMENTS

10.1 Amendments. This Agreement may be amended from time to time by an affirmative vote of at least 75% of the Managers and without the consent of the Members; except that any amendment that directly and adversely affects the rights of any class of Members shall not be effective without the approval of the affected class of Members in accordance with Paragraph 4.5 hereof.

ARTICLE 11
INDEMNIFICATION AND LIABILITY

11.1 Indemnification, Reimbursement, and Liability of Managers. To the fullest extent permitted by applicable law, the Company shall indemnify and hold harmless each Manager against any claim, liability or expense (including attorney's fees) incurred by such Manager for any act or omission in the capacity as a Manager or otherwise related to the business of the Company, other than liabilities arising out of willful misconduct or recklessness. The foregoing indemnification right shall include the right to receive advances from the Company on account of expenses (including attorney's fees) incurred by such Manager in defending any claim to which the Manager is entitled to indemnification.

11.2 Liability of Members. Members shall not be liable for any debts nor shall they be bound by any obligations of the Company in excess of their initial Capital Contributions plus any additional Capital Contributions, except in circumstances where the Member is deemed to have participated in the control of the Company's business, and then, only as may be applicable under the provisions of Paragraph 4.6.

ARTICLE 12
GENERAL MATTERS

12.1 Checks, Drafts, Evidence of Indebtedness. All checks, drafts, or other orders for payment of money, notes or other evidence of indebtedness issued in the name of or payable to the Company shall be signed or endorsed in such manner and by such person or persons as shall be designated from time to time by the Managers.

12.2 Contracts and Instruments: How Executed. The Managers, except as otherwise provided in this Agreement, may authorize any officer or officers, agents or agents, to enter into any contract or execute any instrument in the name of and on behalf of the Company, and this authority may be general or confined to specific instances; and unless so authorized or ratified by the Managers or within the agency power of an officer, no officer, agent, or employee shall have any power or authority to bind the Company by any contract or engagement or to pledge its credit or to render it liable for any purpose or for any amount.

12.3 Certificates. The Managers shall any time authorize the issuance of certificates representing a Membership Interest in such form as the Managers shall prescribe from time to time. All certificates shall be signed in the name of the Company by the President and the Treasurer of the Company, certifying the Membership Interest owned by the Member on the date the certificate is issued.

ARTICLE 13
RECORDS AND REPORTS

13.1 Fiscal Year. The fiscal year of the Company shall begin on the first day of January and end on the last day of December of each year, unless otherwise determined by resolution of the Managers.

13.2 Maintenance and Inspection of Membership Listing. The Company shall maintain at its principal place of business or registered office a current listing of its Members, giving the names and addresses of all Members and the amount and percentage of the capital contributed to the Company relative to the total capital contribution made by all Members. Subject to such reasonable standards (including standards governing what information and documents are to be furnished and at whose expense) as the Managers may establish from time to time, each Member has the right to obtain from the Company, from time to time, upon reasonable demand for any purpose reasonably related to the Membership Interest as a Member of the Company, a list of the then current Company Members.

13.3 Maintenance and Inspection of Agreement. The Company shall keep at its principal place of business or registered office the original or a copy of this Agreement, as amended from time to time as provided by this Agreement, which shall be open to inspection by the Members at all reasonable times during office hours.

13.4 Maintenance and Inspection of Other Records. The accounting books, records, and minutes of proceedings of the Managers and of the Members and all other information pertaining to the Company that is required to be made available to the Members under the Act shall be kept at such place or places designated by the Managers or in the absence of such designation, at the principal place of business of the Company. The minutes shall be kept in written form and the accounting books and records and other information shall be kept either in written form or in any other form capable of being converted into written form. Notwithstanding the provisions of Paragraph 7.1, the books of the accounts and records of the Company shall be maintained in accordance with generally accepted accounting principles consistently applied during the term of the Company, wherein all transactions and matters relating to the business and properties of the Company shall be currently entered. Subject to such reasonable standards (including standards governing what information and documents are to be furnished and at whose expense) as the Managers may establish from time to time, minutes, accounting books and records and other information shall be open to inspection upon the written demand of Members. Subject to the foregoing and to the Act, no Member shall have the right to inspect the books and records of the Company for any other purpose.

13.5 Annual Statements for Members. The Company shall furnish to each Member on a timely basis an annual statement which shall include all information necessary for the filing of such Member's income tax returns. The Company shall also deliver to the Members annual financial statements, including balance sheets, and statements of income, Members' equity and cash flows, all in comparative form, for the Company's last two fiscal years, within 120 days of the close of the Company's fiscal year.

ARTICLE 14
MISCELLANEOUS

14.1 Governing Law. This Agreement shall be governed by and interpreted under the substantive laws of the Commonwealth of Pennsylvania, without regard to its laws regarding conflict of laws.

14.2 Entire Agreement. This Agreement represents the entire agreement between the parties in respect of its subject matter and supersedes all prior agreements, and shall, except as otherwise expressly provided to the contrary, benefit and bind the personal representatives and assigns of the Members.

14.3 Headings. The descriptive headings herein are inserted for convenience only and do not constitute part of this Agreement.

14.4 Further Assurances. The Members agree that they shall execute such further instruments as may be necessary or appropriate to carry out the terms of this Agreement and the actions contemplated thereby.

14.5 Execution in counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original as against any party whose signature appears thereon, and all of which shall together constitute one and the same instrument. If executed in multiple counterparts, this Agreement shall become binding when any counterpart or counterparts, individually or taken together, bear the signatures of all of the Initial Members.

14.6 Binding Effect. The covenants and agreements herein contained shall extend to and be binding upon all Members hereto and their respective heirs, executors, administrators, successors and assigns. Additional Members shall become parties to this Agreement by execution of a joinder to this Agreement.

[This space intentionally left blank]

14.7 Proceedings Against the Company. In the event any Member brings a suit or similar proceeding against the Company for any claim, and fails to obtain a judgment therein against the Company, then such Member shall be liable to the Company for all costs and expenses incurred by the Company in the defense of such suit or other proceeding, including without limit reasonable attorneys' fees and fees paid in connection with appellate proceedings.

THIS SECOND AMENDED AND RESTATED OPERATING AGREEMENT is approved pursuant to the authority set forth in Section 10.1 of the First Amendment by the Managers of the Company as of the date first above written.

MANAGERS:

Harold L. Styer, Jr.

John H. Broadbent, Jr.

Andrew Maier, II

EXHIBIT 4.1

GREENBRIAR FOUNDERS, L.L.C.

CLASS C MEMBERSHIP INTERESTS
SUBSCRIPTION AGREEMENT

Greenbriar Founders, L.L.C.
56 Ledgerock Road
Mohnton, PA 19540

Ladies and Gentlemen:

The undersigned purchaser (the "Purchaser") hereby subscribes for and agrees to purchase a Class C Membership Interest (a "Membership Interest") in Greenbriar Founders, L.L.C. (the "Company") at the purchase price (which ranges from $28,000 to $40,000 per Membership Interest) determined in accordance with the Company's Offering Circular (the "Purchase Price").

Upon the Company's acceptance of this Subscription Agreement or upon such terms as determined by the Company, the Purchaser shall pay the Purchase Price to the Company by check or money order, made payable to "Greenbriar Founders, L.L.C.," and the Company shall deliver countersigned copies of this Subscription Agreement and the Signature Page and Joinder to the Company's Operating Agreement. In the event that the Company fails to raise at least $3,000,000 through this offering of Membership Interests, the Company shall refund the Purchase Price or such portion thereof, as applicable, with interest, to Purchaser.

All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Company's Offering Circular dated October 1, 2002 (the "Offering Circular").

1. <u>Company Representations</u>. The Company hereby represents and warrants to the Purchaser that: (i) the Company is a duly organized and validly existing limited liability company in good standing under the laws of the Commonwealth of Pennsylvania; (ii) the sale of the Membership Interest as contemplated hereby has been duly and validly authorized by all necessary company action; and (iii) the Membership Interest has been duly authorized, and when issued and sold to the Purchaser in accordance herewith, will be duly and validly issued, fully paid and non-assessable, free and clear of all liens, mortgages, pledges, security interests and other encumbrances except as set forth herein.

2. <u>Purchaser Representations</u>. The Purchaser hereby represents and warrants to the Company as follows:

(a) It is the Purchaser's present intention to acquire the Membership Interest for the Purchaser's own account (and Purchaser will be the sole beneficial owner thereof) and that the Membership Interest is being and will be acquired by Purchaser for the purpose of investment and not with a view to distribution or resale thereof except pursuant to registration under the Securities Act of 1933, as amended (the "Securities Act"), and any applicable state laws or exemption therefrom.

(b) The Purchaser understands that the Membership Interest has not been registered under the Securities Act, the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and therefore is subject to substantial restrictions on transferability. The Membership Interest has been registered under the Pennsylvania Securities Act of 1972, as amended. The Purchaser understands that the Membership Interest must be held indefinitely unless it is registered under the Securities Act and applicable state securities laws or an exemption from registration is available, such as pursuant to the provisions of Rule 144. The certificate evidencing the Membership Interest, whether upon initial issuance or upon any transfer thereof, shall bear a legend, prominently stamped or printed thereon, reading substantially as follows:

> "The securities represented by this certificate have not been registered under the Securities Act of 1933, as amended, or applicable state securities laws. These securities may not be offered for sale, sold or transferred, in the absence of an effective registration statement under such Act and any applicable state securities laws or an opinion of counsel satisfactory to the Company of the availability of an exemption from registration thereunder. The transfer of these securities is further restricted pursuant to the Company's Operating Agreement, a copy of which is available at the Company's offices."

(c) The Purchaser has no present need for liquidity in connection with his purchase of the Membership Interest.

(d) The purchase of the Membership Interests by the Purchaser is consistent with the general investment objectives of the Purchaser. The Purchaser understands that there currently is no established market for the Company's securities, and an established market may never develop.

(e) The Purchaser represents that no person or entity has or will have, as a result of the transactions contemplated hereby, any right, interest or valid claim against or upon the Company for any commission, fee or other compensation as a finder or broker because of any act or omission by the Purchaser or his agents.

3. <u>Operating Agreement; Transfer Restrictions</u>.

(a) As a condition to the issuance and sale of the Membership Interest, the Purchaser hereby agrees to be bound by certain transfer restrictions and other terms and conditions relating to the Membership Interest more fully set forth in the Company's Amended and Restated Operating Agreement attached to the Company's Offering Circular among the Company and all of the members of the Company (the "Operating Agreement"), which the Purchaser agrees to execute upon request by the Company and as a condition to the purchase of the Membership Interest. The Purchaser acknowledges that he has reviewed the Operating Agreement and understands the applicable provisions thereof including, without limitation, that the Company, upon the affirmative vote of 75% of the total votes that can be cast by all members of the Company, has the right to require each Purchaser to invest additional capital in the Company.

(b) Each Purchaser hereby agrees that for a period of twelve (12) months from the date of purchase that he will not sell or offer for sale the Membership Interest purchased under this Subscription Agreement, unless such sale is (a) in accordance with the Securities Act and Exchange Act, (b) in accordance with 64 Pennsylvania Code 204.011, promulgated under Section 204 of the Pennsylvania Securities Act of 1972 , as amended, and (c) permitted under the Operating Agreement.

4. Deliveries. I have enclosed a signed copy of this Subscription Agreement, a check or money order made payable to "Greenbriar Founders, L.L.C." in the amount set forth on the signature page hereof for the Membership Interest for which I am subscribing, and a signed Signature Page and Joinder to Operating Agreement. I understand that Greenbriar Founders, L.L.C., in its sole discretion, may accept my subscription or may reject it for any reason or without cause. I understand that if my subscription is rejected by Greenbriar Founders, L.L.C., an amount equal to that amount set forth on the signature page hereof will be returned to me, along with the Signature Page and Joinder to Operating Agreement. I understand that this subscription will be deemed to be accepted by Greenbriar Founders, L.L.C. only when a copy of the signature page of this Agreement is executed by Greenbriar Founders, L.L.C. I also understand that although the Purchase Price will be determined based on when the Purchase Price is received, purchases need not be accepted in the order received. Furthermore, I understand that once the Company accepts my subscription, I am not entitled to cancel, terminate or revoke this Subscription Agreement or any agreement executed in connection herewith.

5. Payment of Balance of Purchase Price. I understand and agree that if I have only paid a deposit in respect of the Membership Interest and not the full Purchase Price therefor, then I am obligated to pay the balance of the Purchase Price on the earlier of (a) the termination date of the offering (which is March 31, 2003, or such later date if the Company extends the termination date) or (b) a day that is within 30 days subsequent to the date of notice from the Company stating that the Company has received commitments for the purchase of $3,000,000 of Membership Interests. I understand that such payment date will be no earlier than December 31, 2002.

6. Indemnity. I agree to indemnify the Company and hold it harmless from and against any and all such loss, damage, liability and expense, including reasonable attorney's fees, which the Company may incur by reason of any misrepresentation made by the undersigned, any breach of my representations and warranties or my failure to fulfill any of my agreements in connection with this Subscription Agreement.

7. Power of Attorney. By executing this Subscription Agreement, I make, constitute, and appoint the President, any Vice President or the Secretary of the Company, with full power of substitution, my true and lawful attorney-in-fact, to sign, acknowledge, file and record all documents relating to the Company and its activities, including, but not limited to, the Operating Agreement and any amendments thereto, any amendment to the Certificate of Organization and any other instruments which may be required to carry out business of the Company, including its dissolution and termination or to effect the admission of a substitute or additional Member. This Power of Attorney is irrevocable and is deemed a power coupled with an interest.

8. Miscellaneous. All representations and warranties made in this Agreement shall survive the execution and delivery hereof. This Subscription Agreement shall be governed by, and construed in accordance with, the internal laws of the Commonwealth of Pennsylvania, and without giving effect to choice of laws provisions. This Subscription Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

Please indicate your acceptance of this Subscription Agreement by signing and returning to the undersigned one copy of this letter.

Very truly yours,

____________________________(SEAL)

AGREED AND ACCEPTED as of this
______ day of ______________,_______:

GREENBRIAR FOUNDERS, L.L.C.

By________________________________
Harold L. Styer, Jr., President

Membership Interest Purchased (Check applicable Purchase Price)	Applicable Purchase Price	Deposit Made	Balance Due
_____ Class C Membership Interest	$28,000		
_____ Class C Membership Interest	$32,000		
_____ Class C Membership Interest	$40,000		

EXHIBIT 6.5

PROMOTIONAL SHARES LOCK-IN AGREEMENT

I. This Promotional Shares Lock-In Agreement ("Agreement"), which was entered into on the 15th day of November, by and between Greenbriar Founders, L.L.C. ("Issuer"), whose principal place of business is located in Mohnton, Pennsylvania, and Harold L. Styer, Jr. ("Security Holder") witnesses that:

A. The Issuer has filed an application (File No. 02-10-003C) with the Pennsylvania Securities Commission ("Commission") to register certain of its Equity Securities for sale to public investors (the "Public Offering") who are residents of that Commonwealth ("Registration");

B. The Security Holder is the owner of one (1) Class A Membership Interest of the Issuer and, at the time that the Issuer has at least 230 members, will own one (1) transferable Class C Membership Interest (collectively, the "PROMOTIONAL SHARES").

C. As a condition to Registration, the Issuer and Security Holder ("Signatories") agree to be bound by the terms of this Agreement.

II. THEREFORE, the Security Holder agrees not to sell, pledge, hypothecate, assign, grant any option for the sale of, or otherwise transfer or dispose of, whether or not for consideration, directly or indirectly, PROMOTIONAL SHARES and all certificates representing dividends, splits, recapitalizations, and the like received in connection with such PROMOTIONAL SHARES, that are granted to, or received by, the Security Holder while the PROMOTIONAL SHARES are subject to this Agreement ("Restricted Securities").

All Restricted Securities shall be released from this Agreement on the fourth (4th) anniversary of the completion date of the Public Offering.

III. THEREFORE, the Signatories agree and will cause the following:

A. In the event of a dissolution, liquidation, merger, consolidation, reorganization, sale or exchange of the Issuer's assets or securities (including by way of tender offer), or any other transaction or proceeding with a person who is not a PROMOTER, which results in the distribution of the Issuer's assets or securities ("Distribution"), while this Agreement remains in effect that:

1. All holders of the Issuer's EQUITY SECURITIES, other than the Security Holder, will initially share on a pro-rata basis in the Distribution, in proportion to the amount of such holder's capital account with the Issuer until the holders who purchased the Issuer's EQUITY SECURITIES pursuant to the public offering ("Public Shareholders") have received, or have had irrevocably set aside for them, an amount that is equal to one hundred percent (100%) of the value of such holder's capital account at the time of the Distribution; and

2. All other holders of the Issuer's EQUITY SECURITIES shall thereafter participate on a pro-rata basis in the Distribution, in proportion to such holder's capital account with the Issuer at the time of the Distribution.

3. The Distribution may proceed on lesser terms and conditions than the terms and conditions stated in paragraphs 1 and 2 above if a majority of the EQUITY SECURITIES that are not held by Security Holders, officers, directors, or PROMOTERS of the Issuer, or their associates or affiliates vote, or consent by consent procedure, to approve the lesser terms and conditions.

B. In the event of a dissolution, liquidation, merger, consolidation, reorganization, sale or exchange of the Issuer's assets or securities (including by way of tender offer), or any other transaction or proceeding with a person who is a PROMOTER, which results in a Distribution while this Agreement remains in effect, the Restricted Securities shall remain subject to this Agreement.

C. Restricted Securities may be transferred by will, the laws of descent and distribution, the operation of law, or by order of any court of competent jurisdiction and proper venue.

D. Restricted Securities of a deceased Security Holder may be hypothecated to pay the expenses of the deceased Security Holder's estate. The hypothecated Restricted Securities shall remain subject to the terms of this Agreement. Restricted Securities may not be pledged to secure any other debt.

E. Restricted Securities may be transferred by gift to the Security Holder's family members, provided that the Restricted Securities shall remain subject to the terms of this Agreement.

F. With the exception of paragraph A.3 above, the Restricted Securities shall have the voting rights set forth in the Issuer's operating agreement for such class of securities.

G. A notice shall be placed on the face of each certificate of the Restricted Securities covered by the terms of the Agreement stating that the transfer of the interest evidenced by the certificate is restricted in accordance with the conditions set forth on the reverse side of the certificate; and

H. A typed legend shall be placed on the reverse side of each certificate of the Restricted Securities representing securities covered by the Agreement which states that the sale or transfer of the interests evidenced by the certificate is subject to certain restrictions pursuant to any agreement between the Security Holder (whether beneficial or of record) and the Issuer, which agreement is on file with the Issuer and from which a copy is available upon request and without charge.

I. The term of this Agreement shall begin on the date that the Registration is declared effective by the Commission ("Effective Date") and shall terminate:

1. On the fourth (4th) anniversary of the completion date of the public offering; or

2. On the date the Registration has been terminated if no securities were sold pursuant thereto; or

3. If the Registration has been terminated, the date that checks representing all of the gross proceeds that were derived therefrom and addressed to the public investors have been placed in the U.S. Postal Service with first class postage affixed; or

4. On the date the securities subject to this Agreement become "Covered Securities," as defined under the National Securities Markets Improvement Act of 1996.

J. This Agreement to be modified only with the written approval of the Commission.

K. To the extent that this Agreement and the Issuer's operating agreement have conflicting provisions, then the provision(s) which is (are) more restrictive with respect to the PROMOTIONAL SHARES shall control.

IV. THEREFORE, the Issuer will cause the following:

A. A manually signed copy of the Agreement signed by the Signatories to be filed with the Commission prior to the Effective Date;

B. Appropriate stock transfers orders to be placed with the Issuer's stock transfer agent against the sale or transfer of the shares covered by the Agreement prior to its expiration, except as may otherwise be provided in this Agreement; Pursuant to the requirements of this Agreement, the Signatories have entered into this Agreement, which may be written in multiple counterparts and each of which shall be considered as original. The Signatories have signed the Agreement in the capacities, and on the dates, indicated.

IN WITNESS WHEREOF, the Signatories have executed this Agreement as of the date first above written.

GREENBRIAR FOUNDERS, L.L.C.

By: ______________________
Harold L. Styer, Jr., President
("Issuer")

____
Harold L. Styer, Jr.
("Security Holder")

EXHIBIT 6.6

PROMOTIONAL SHARES LOCK-IN AGREEMENT

I. This Promotional Shares Lock-In Agreement ("Agreement"), which was entered into on the 15th day of November, by and between Greenbriar Founders, L.L.C. ("Issuer"), whose principal place of business is located in Mohnton, Pennsylvania, and John H. Broadbent, Jr. ("Security Holder") witnesses that:

A. The Issuer has filed an application (File No. 02-10-003C) with the Pennsylvania Securities Commission ("Commission") to register certain of its Equity Securities for sale to public investors (the "Public Offering") who are residents of that Commonwealth ("Registration");

B. The Security Holder is the owner of one (1) Class A Membership Interest of the Issuer and, at the time that the Issuer has at least 230 members, will own one (1) transferable Class C Membership Interest (collectively, the "PROMOTIONAL SHARES").

C. As a condition to Registration, the Issuer and Security Holder ("Signatories") agree to be bound by the terms of this Agreement.

II. THEREFORE, the Security Holder agrees not to sell, pledge, hypothecate, assign, grant any option for the sale of, or otherwise transfer or dispose of, whether or not for consideration, directly or indirectly, PROMOTIONAL SHARES and all certificates representing dividends, splits, recapitalizations, and the like received in connection with such PROMOTIONAL SHARES, that are granted to, or received by, the Security Holder while the PROMOTIONAL SHARES are subject to this Agreement ("Restricted Securities").

All Restricted Securities shall be released from this Agreement on the fourth (4th) anniversary of the completion date of the Public Offering.

III. THEREFORE, the Signatories agree and will cause the following:

A. In the event of a dissolution, liquidation, merger, consolidation, reorganization, sale or exchange of the Issuer's assets or securities (including by way of tender offer), or any other transaction or proceeding with a person who is not a PROMOTER, which results in the distribution of the Issuer's assets or securities ("Distribution"), while this Agreement remains in effect that:

1. All holders of the Issuer's EQUITY SECURITIES, other than the Security Holder, will initially share on a pro-rata basis in the Distribution, in proportion to the amount of such holder's capital account with the Issuer until the holders who purchased the Issuer's EQUITY SECURITIES pursuant to the public offering ("Public Shareholders") have received, or have had irrevocably set aside for them, an amount that is equal to one hundred percent (100%) of the value of such holder's capital account at the time of the Distribution; and

SL1 308075v1/03488.001

2. All other holders of the Issuer's EQUITY SECURITIES shall thereafter participate on a pro-rata basis in the Distribution, in proportion to such holder's capital account with the Issuer at the time of the Distribution.

3. The Distribution may proceed on lesser terms and conditions than the terms and conditions stated in paragraphs 1 and 2 above if a majority of the EQUITY SECURITIES that are not held by Security Holders, officers, directors, or PROMOTERS of the Issuer, or their associates or affiliates vote, or consent by consent procedure, to approve the lesser terms and conditions.

B. In the event of a dissolution, liquidation, merger, consolidation, reorganization, sale or exchange of the Issuer's assets or securities (including by way of tender offer), or any other transaction or proceeding with a person who is a PROMOTER, which results in a Distribution while this Agreement remains in effect, the Restricted Securities shall remain subject to this Agreement.

C. Restricted Securities may be transferred by will, the laws of descent and distribution, the operation of law, or by order of any court of competent jurisdiction and proper venue.

D. Restricted Securities of a deceased Security Holder may be hypothecated to pay the expenses of the deceased Security Holder's estate. The hypothecated Restricted Securities shall remain subject to the terms of this Agreement. Restricted Securities may not be pledged to secure any other debt.

E. Restricted Securities may be transferred by gift to the Security Holder's family members, provided that the Restricted Securities shall remain subject to the terms of this Agreement.

F. With the exception of paragraph A.3 above, the Restricted Securities shall have the voting rights set forth in the Issuer's operating agreement for such class of securities.

G. A notice shall be placed on the face of each certificate of the Restricted Securities covered by the terms of the Agreement stating that the transfer of the interest evidenced by the certificate is restricted in accordance with the conditions set forth on the reverse side of the certificate; and

H. A typed legend shall be placed on the reverse side of each certificate of the Restricted Securities representing securities covered by the Agreement which states that the sale or transfer of the interests evidenced by the certificate is subject to certain restrictions pursuant to any agreement between the Security Holder (whether beneficial or of record) and the Issuer, which agreement is on file with the Issuer and from which a copy is available upon request and without charge.

I. The term of this Agreement shall begin on the date that the Registration is declared effective by the Commission ("Effective Date") and shall terminate:

1. On the fourth (4th) anniversary of the completion date of the public offering; or

2. On the date the Registration has been terminated if no securities were sold pursuant thereto; or

3. If the Registration has been terminated, the date that checks representing all of the gross proceeds that were derived therefrom and addressed to the public investors have been placed in the U.S. Postal Service with first class postage affixed; or

4. On the date the securities subject to this Agreement become "Covered Securities," as defined under the National Securities Markets Improvement Act of 1996.

J. This Agreement to be modified only with the written approval of the Commission.

K. To the extent that this Agreement and the Issuer's operating agreement have conflicting provisions, then the provision(s) which is (are) more restrictive with respect to the PROMOTIONAL SHARES shall control.

IV. THEREFORE, the Issuer will cause the following:

A. A manually signed copy of the Agreement signed by the Signatories to be filed with the Commission prior to the Effective Date;

B. Appropriate stock transfers orders to be placed with the Issuer's stock transfer agent against the sale or transfer of the shares covered by the Agreement prior to its expiration, except as may otherwise be provided in this Agreement; Pursuant to the requirements of this Agreement, the Signatories have entered into this Agreement, which may be written in multiple counterparts and each of which shall be considered as original. The Signatories have signed the Agreement in the capacities, and on the dates, indicated.

IN WITNESS WHEREOF, the Signatories have executed this Agreement as of the date first above written.

GREENBRIAR FOUNDERS, L.L.C.

By: ______________________
Harold L. Styer, Jr., President
("Issuer")

____
John H. Broadbent, Jr.
("Security Holder")

EXHIBIT 6.7

PROMOTIONAL SHARES LOCK-IN AGREEMENT

I. This Promotional Shares Lock-In Agreement ("Agreement"), which was entered into on the 15th day of November, by and between Greenbriar Founders, L.L.C. ("Issuer"), whose principal place of business is located in Mohnton, Pennsylvania, and Andrew Maier, II ("Security Holder") witnesses that:

A. The Issuer has filed an application (File No. 02-10-003C) with the Pennsylvania Securities Commission ("Commission") to register certain of its Equity Securities for sale to public investors (the "Public Offering") who are residents of that Commonwealth ("Registration");

B. The Security Holder is the owner of one (1) Class A Membership Interest of the Issuer and, at the time that the Issuer has at least 230 members, will own one (1) transferable Class C Membership Interest (collectively, the "PROMOTIONAL SHARES").

C. As a condition to Registration, the Issuer and Security Holder ("Signatories") agree to be bound by the terms of this Agreement.

II. THEREFORE, the Security Holder agrees not to sell, pledge, hypothecate, assign, grant any option for the sale of, or otherwise transfer or dispose of, whether or not for consideration, directly or indirectly, PROMOTIONAL SHARES and all certificates representing dividends, splits, recapitalizations, and the like received in connection with such PROMOTIONAL SHARES, that are granted to, or received by, the Security Holder while the PROMOTIONAL SHARES are subject to this Agreement ("Restricted Securities").

All Restricted Securities shall be released from this Agreement on the fourth (4th) anniversary of the completion date of the Public Offering.

III. THEREFORE, the Signatories agree and will cause the following:

A. In the event of a dissolution, liquidation, merger, consolidation, reorganization, sale or exchange of the Issuer's assets or securities (including by way of tender offer), or any other transaction or proceeding with a person who is not a PROMOTER, which results in the distribution of the Issuer's assets or securities ("Distribution"), while this Agreement remains in effect that:

1. All holders of the Issuer's EQUITY SECURITIES, other than the Security Holder, will initially share on a pro-rata basis in the Distribution, in proportion to the amount of such holder's capital account with the Issuer until the holders who purchased the Issuer's EQUITY SECURITIES pursuant to the public offering ("Public Shareholders") have received, or have had irrevocably set aside for them, an amount that is equal to one hundred percent (100%) of the value of such holder's capital account at the time of the Distribution; and

2. All other holders of the Issuer's EQUITY SECURITIES shall thereafter participate on a pro-rata basis in the Distribution, in proportion to such holder's capital account with the Issuer at the time of the Distribution.

3. The Distribution may proceed on lesser terms and conditions than the terms and conditions stated in paragraphs 1 and 2 above if a majority of the EQUITY SECURITIES that are not held by Security Holders, officers, directors, or PROMOTERS of the Issuer, or their associates or affiliates vote, or consent by consent procedure, to approve the lesser terms and conditions.

B. In the event of a dissolution, liquidation, merger, consolidation, reorganization, sale or exchange of the Issuer's assets or securities (including by way of tender offer), or any other transaction or proceeding with a person who is a PROMOTER, which results in a Distribution while this Agreement remains in effect, the Restricted Securities shall remain subject to this Agreement.

C. Restricted Securities may be transferred by will, the laws of descent and distribution, the operation of law, or by order of any court of competent jurisdiction and proper venue.

D. Restricted Securities of a deceased Security Holder may be hypothecated to pay the expenses of the deceased Security Holder's estate. The hypothecated Restricted Securities shall remain subject to the terms of this Agreement. Restricted Securities may not be pledged to secure any other debt.

E. Restricted Securities may be transferred by gift to the Security Holder's family members, provided that the Restricted Securities shall remain subject to the terms of this Agreement.

F. With the exception of paragraph A.3 above, the Restricted Securities shall have the voting rights set forth in the Issuer's operating agreement for such class of securities.

G. A notice shall be placed on the face of each certificate of the Restricted Securities covered by the terms of the Agreement stating that the transfer of the interest evidenced by the certificate is restricted in accordance with the conditions set forth on the reverse side of the certificate; and

H. A typed legend shall be placed on the reverse side of each certificate of the Restricted Securities representing securities covered by the Agreement which states that the sale or transfer of the interests evidenced by the certificate is subject to certain restrictions pursuant to any agreement between the Security Holder (whether beneficial or of record) and the Issuer, which agreement is on file with the Issuer and from which a copy is available upon request and without charge.

I. The term of this Agreement shall begin on the date that the Registration is declared effective by the Commission ("Effective Date") and shall terminate:

1. On the fourth (4th) anniversary of the completion date of the public offering; or

2. On the date the Registration has been terminated if no securities were sold pursuant thereto; or

3. If the Registration has been terminated, the date that checks representing all of the gross proceeds that were derived therefrom and addressed to the public investors have been placed in the U.S. Postal Service with first class postage affixed; or

4. On the date the securities subject to this Agreement become "Covered Securities," as defined under the National Securities Markets Improvement Act of 1996.

J. This Agreement to be modified only with the written approval of the Commission.

K. To the extent that this Agreement and the Issuer's operating agreement have conflicting provisions, then the provision(s) which is (are) more restrictive with respect to the PROMOTIONAL SHARES shall control.

IV. THEREFORE, the Issuer will cause the following:

A. A manually signed copy of the Agreement signed by the Signatories to be filed with the Commission prior to the Effective Date;

B. Appropriate stock transfers orders to be placed with the Issuer's stock transfer agent against the sale or transfer of the shares covered by the Agreement prior to its expiration, except as may otherwise be provided in this Agreement; Pursuant to the requirements of this Agreement, the Signatories have entered into this Agreement, which may be written in multiple counterparts and each of which shall be considered as original. The Signatories have signed the Agreement in the capacities, and on the dates, indicated.

IN WITNESS WHEREOF, the Signatories have executed this Agreement as of the date first above written.

GREENBRIAR FOUNDERS, L.L.C.

By: ______________________
Harold L. Styer, Jr., President
("Issuer")

____
Andrew Maier, II
("Security Holder")

EXHIBIT 9.2

ADDENDUM TO ESCROW BOOKKEEPER SERVICES AGREEMENT

This Addendum (this "Addendum") supplements the Escrow Bookkeeper Service Agreement (the "Escrow Agreement"), dated October 8, 2002, made by and between First Union National Bank (the "Bank") and Greenbriar Founders, L.L.C. ("Customer").

BACKGROUND

A. Customer is using the account to escrow and track security deposits and other funds received from potential investors (the "Clients") in connection with its offering (the "Offering") a minimum of $3 million and a maximum of $5 million of its securities.

B. Customer has agreed with the Clients that it will have access to the funds only upon certain conditions.

C. This Addendum sets forth the terms and conditions for such access.

AGREEMENT

The parties hereto, intending to be legally bound, hereby agree as follows:

1. The Bank shall not release any of the escrowed funds to Customer unless and until the master checking account, including amounts in the individual sub-accounts (the "Account"), accumulates a minimum balance of three million dollars ($3,000,000), excluding interest, whether accrued or paid ("Interest").

2. If the Account does not reach a minimum balance of three million dollars ($3,000,000), excluding interest, by 5:00 p.m., Eastern Standard Time, on March 31, 2003 (the "Release Time"), then the Bank shall release and deliver the funds in each sub-account by first class mail, together with Interest earned thereon and without deductions for expenses (including commissions, fees, or salaries), directly to the respective Clients at their respective addresses, as provided by Customer; provided, however, that the Bank shall not release such funds to the Clients if Customer notifies the Bank in writing prior to the Release Time that Customer is extending the Offering to a time and date which is not later than 5:00 p.m. Eastern Standard Time, on June 30, 2003 (the "Extended Date").

3. If the Account does not reach a minimum balance of three million dollars ($3,000,000), excluding interest, by 5:00 p.m., Eastern Standard Time, on the Extended Date, the Bank shall release and deliver the funds in each sub-account by first class mail, together with Interest earned thereon and without deductions for expenses (including commissions, fees, or salaries), directly to the respective Clients at their respective addresses, as provided by Customer.

4. If and when the balance of the account reaches a minimum balance of three million dollars ($3,000,000), excluding interest, then the Bank shall promptly release all deposited funds in the Account including Interest, to Customer upon request.

5. All funds on deposit in the Account shall remain the property of the respective Clients in proportion to the sum of each Client's deposit plus the interest accrued thereon, until such time as

the funds are received by Customer from the Bank pursuant to an authorized distribution under the Escrow Agreement and shall not be subject to claims by creditors of Customer, or affiliates of the Customer, until such proceeds have been released to and received by Customer pursuant to the terms of this Escrow Agreement.

6. The Bank shall permit, and the Customer hereby consents to, the inspection and copying of the Account records by an authorized representative of the Pennsylvania Securities Commission.

Agreed to by:

Greenbriar Founders, L.L.C.
56 Ledgerock Road
Mohnton, PA 19504

Harold L. Styer, Jr.
President

Accepted by:

First Union National Bank

John J. Massaro
Name

Vice President
Title

Authorized Signature

5163470
Responsibility Center Name / RC#

EXHIBIT 10.2

HERBEIN+COMPANY, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Members of Polaris International, N.A., Pennsylvania Institute of CPAs,
American Institute of Certified Public Accountants Div. of CPA Firms/SEC & Private Practice Sections
www.herbein.com

Consent of Independent Auditor

We consent to the reference to our firm under the caption "Experts" and to the use of our report dated November 12, 2002, in the Amendment to Offering Statement (Form 1-A) and related Offering Circular of Greenbriar Founders, L.L.C. for the qualification of One Hundred and Fifty (150) of its Class C Membership Interests.

Herbein + Company, Inc.

Reading, Pennsylvania
November 15, 2002

EXHIBIT 11.1

STEVENS & LEE
A PROFESSIONAL CORPORATION
111 North Sixth Street
P. O. Box 679
Reading, PA 19603-0679
(610) 478-2000 Fax (610) 376-5610
www.stevenslee.com

November 18, 2002

Board of Managers
Greenbriar Founders, L.L.C.
56 Ledgerock Road
Mohnton, Pennsylvania 19540

Re: Greenbriar Founders, L.L.C.
Offering Statement on Form 1-A

Gentlemen:

You have requested our opinion as special counsel to Greenbriar Founders, L.L.C., a Pennsylvania limited liability company (the "Company"), in connection with the above-referenced Offering Statement on Form 1-A filed with the Securities and Exchange Commission on October 3, 2002 and amended on November 18, 2002 (as amended, the "Offering Statement"). The Offering Statement was filed for the purpose of qualifying $5,000,000 of Class C Membership Interests of the Company (the "Interests") pursuant to Regulation A under the Securities Act of 1933, as amended.

In connection with this opinion, we have reviewed:

(1) the Certificate of Organization of the Company;

(2) the Second Amended and Restated Operating Agreement of the Company dated November 12, 2002 (the "Operating Agreement");

(3) resolutions adopted by the Board of Managers of the Company pursuant to written consent dated as of September 30, 2002;

(4) a subsistence certificate with respect to the Company issued by the Secretary of the Commonwealth of Pennsylvania;

(5) the Offering Statement; and

(6) a specimen copy of the form of membership certificate for each Class C Membership Interest.

Based upon our review of the foregoing, it is our opinion that:

(a) the Company has been duly organized and is validly subsisting as a limited liability company under the laws of the Commonwealth of Pennsylvania;

(b) the Interests have been duly authorized, and when issued in accordance with the Offering Statement, will be validly issued and fully paid; and

(c) the Interests are assessable to the extent allowed by the capital call provisions set forth in Paragraph 6.3 of Operating Agreement.

We assume no obligation to advise you of any changes in the foregoing subsequent to the delivery of this opinion.

We consent to the filing of this opinion as an exhibit to the Offering Statement and to the reference to us under the heading "Legal Matters" in the Offering Circular. In giving this consent, we do not thereby admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the Rules and Regulations of the SEC thereunder.

Very truly yours,

Stevens & Lee

STEVENS & LEE

EXHIBIT 11.2

LAW OFFICES OF
STEVENS & LEE
A PROFESSIONAL CORPORATION
111 North Sixth Street
P. O. Box 679
Reading, PA 19603-0679
(610) 478-2000 Fax (610) 376-5610

November 18, 2002

Greenbriar Founders, L.L.C.
56 Ledgerock Road
Mohnton, PA 19540

Re: Greenbriar Founders, L.L.C.
Offering Statement on Form 1-A

Gentlemen:

We have acted as tax counsel to you in connection with the Offering Statement on Form 1-A (the "Offering Statement") of Greenbriar Founders, L.L.C., a Pennsylvania limited liability company (the "Company"), relating to the registration of the offering and sale of Class C Membership Interests of the Company.

We confirm the statements as to matters of law contained under the caption "Tax Considerations" in the Offering Statement are our opinion, subject to the qualifications stated therein.

We consent to the filing of this opinion as an exhibit to the Offering Statement and to the references to our firm and this opinion contained under the caption "Tax Considerations". We do not hereby admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission thereunder.

Very truly yours,

STEVENS & LEE

Stevens & Lee